The 119th Ordinary General Shareholders' Meeting

Notice of Convocation

Date and time: 10:00 a.m., Wednesday, June 14, 2023

Venue: Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

Resolutions:

TMC Proposals

Proposed Resolution 1:
Election of 10 Members of the Board of Directors

Proposed Resolution 2:
Election of 4 Audit & Supervisory Board Members

Proposed Resolution 3:
Election of 1 Substitute Audit & Supervisory Board Member

Shareholder Proposal

Proposed Resolution 4:
Partial Amendments to the Articles of Incorporation (Annual review and report on impact on TMC caused by climate-related lobbying activities and the alignment with the goals of the Paris Agreement)



Picture from the award-winning entries of the 16th Dream Car Art Contest

TOYOTA MOTOR CORPORATION

(Securities Code 7203)



Worldwide
Olympic Partner



Worldwide
Paralympic Partner

To Our Shareholders


Let's Change the Future of Cars
President 佐藤恒治

We would like to thank our shareholders for their continued understanding and support.

The new management team, under the theme of "inheritance and evolution," will focus on managing as a team and doing our utmost to further advance product-centered and region-centered management. We will do so by building on the foundation laid by Chairman Toyoda, and take on the challenge of transforming ourselves into a mobility company.

We will continue to create ever-better cars that are safe, reliable, and fun to drive, while keeping in mind our carmaker origins. This is part of Toyota's unwavering axis of product-centered management. On that basis, we are also building a new core of the Toyota Mobility Concept. Under this vision, which seeks to create a future mobility society, we will change the future of cars based on the two pillars of carbon neutrality and expanding the value of mobility. These are key ideas for our new management team.
One of our goals is to achieve carbon neutrality by 2050, aiming to reduce average CO_2 emissions for vehicles we sell worldwide by 50% or more by 2035 compared to 2019. Taking into account local conditions, we will harness the variety of electric vehicle options we have, including battery electric vehicles (BEVs), to steadily promote global decarbonization. We believe that it is our mission as Toyota, a company that offers a full global lineup, to pursue mobility, including electrification, by being attentive to diversifying customer needs around the world.

Under the slogan "Let's change the future of cars," we will work as a team to accelerate our initiatives for the future. We will not do it alone, but with the cooperation of our 370,000 Toyota colleagues around the world, our suppliers, and our dealers, who share this passion, as well as with the one million shareholders who support Toyota. We look forward to your warm support.


The Future That the New Generation of Carmakers Will Create
Chairman 豊田章男

Looking back on my 13 years as President, there has not been a single year of peace and quiet. I became President immediately after the company fell into the red. Following that, our company faced a series of difficulties such as the global recall crisis, the Great East Japan Earthquake, and the COVID-19 pandemic. I have repeated the messages "Let's make ever-better cars," "Let's aim to be best-in-town, rather than being the best in the world," and "Let's work for the sake of others," and spent my days engaging in a fight to bring back what makes us Toyota. Our products, above all else, are the tangible manifestation of the ways Toyota has changed.
What we have created together over the past 13 years is the capacity to provide a full global lineup. The synergy between the three pillars of TNGA, our in-house company system, and our region-centered structure means we have people focused on fulfilling the world's needs regardless of the genre of vehicle.

A solid foundation has been built for passing the baton forward. That is my honest feeling right now.
It was a lonely struggle at first, but now things are different. I have like-minded colleagues to whom I can pass the baton. The members of this new team captained by President Sato are carmakers who learned firsthand the importance of challenge and failure as they worked together with me at the *genba* to "make ever-better cars."
No matter how the products we make or services we provide may change, I believe that there is a future that only carmakers can create, and I hope that you will look forward to the future this next generation of carmakers will bring. We appreciate your ongoing support.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Toyoda Principles

Five Main Principles of Founder Sakichi Toyoda

- Always be faithful to your duties, thereby contributing to the company and to the overall good.
- Always be studious and creative, striving to stay ahead of the times.
- Always be practical and avoid frivolousness.
- Always strive to build a homelike atmosphere at work that is warm and friendly.
- Always have respect for spiritual matters, and remember to be grateful at all times.

Toyota Philosophy

Signpost in transition to a mobility company


Toyoda Principles
Partnerships
Software
Hardware
The Toyota Way
Producing Happiness for All
Creating Mobility for All
Philosophy Cone

Table of Contents

Toyota is a Worldwide Olympic/Paralympic Partner in the category of vehicles, mobility support robots and mobility services.

(Securities Code 7203)

May 25, 2023

(Electronic provision of information starts on: May 15, 2023)

To All Shareholders:

Akio Toyoda
Chairman of the Board of Directors
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Convocation of the 119th Ordinary General Shareholders' Meeting

(Unless otherwise stated, all financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Dear Shareholder,

Please refer to the below for information about the upcoming 119th Ordinary General Shareholders' Meeting (the "General Shareholders' Meeting") of Toyota Motor Corporation ("TMC").

If you are unable to attend the meeting, you may exercise your voting rights via the Internet or by paper ballot. We kindly ask you to review the Reference Documents for the General Shareholders' Meeting below and exercise your voting rights **by no later than 5:30 p.m. on Tuesday, June 13, 2023 (Japan Time).** Thank you very much for your cooperation.

1. Date and time: 10:00 a.m., Wednesday, June 14, 2023

2. Venue: Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture
This year we have an additional venue, Sky Hall Toyota.

3. Meeting Agenda:

Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2023 (April 1, 2022 through March 31, 2023) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY2023.

Resolutions:

TMC Proposals	Proposed Resolution 1:	Election of 10 Members of the Board of Directors
	Proposed Resolution 2:	Election of 4 Audit & Supervisory Board Members
	Proposed Resolution 3:	Election of 1 Substitute Audit & Supervisory Board Member

Shareholder Proposal	Proposed Resolution 4:	Partial Amendments to the Articles of Incorporation (Annual review and report on impact on TMC caused by climate-related lobbying activities and the alignment with the goals of the Paris Agreement)

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

In convening this General Shareholders' Meeting, TMC has taken measures to electronically provide the information, and its electronic provision is posted on the following website:

[TMC website]
https://global.toyota/en/ir/stock/shareholders/

In addition to the above, the information is posted on the following website:

[Tokyo Stock Exchange website]
https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show
Access the TSE website above, search "TOYOTA MOTOR CORPORATION" or our securities code "7203," select "Basic information" and go to "Documents for public inspection/PR information."

Other Information Concerning the Notice of Convocation

- At this General Shareholders' Meeting, related reference materials are delivered to shareholders in writing as same as before, regardless of whether a request for delivery has been made.
- Any revisions to matters subject to electronic provision will be posted on the websites above.

Guidance on Exercise of Voting Rights

By attending the meeting	Via the Internet	By postal mail
Date and time of the meeting: 10:00 a.m., June 14, 2023 (Japan Time)	Deadline for exercise: Enter your vote by no later than 5:30 p.m. on June 13, 2023 (Japan Time).	Deadline for exercise: Your ballot must reach us by post no later than 5:30 p.m. on June 13, 2023 (Japan Time).

(1) Points to note when attending the meeting
- If you attend the meeting in person, please submit the enclosed ballot at the reception desk. You are also kindly requested to bring this Notice of Convocation as meeting materials when you attend.
- Please be advised in advance that you may be guided to an alternative venue if the main venue becomes fully occupied.
- Only our shareholders are allowed to enter the venue. Persons who are attending as proxies of shareholders need to be themselves shareholders.
  Shareholders who concurrently exercise the voting rights of other shareholders are kindly requested to submit their ballots as shareholders in addition to their ballots for voting as proxies together with documents certifying their status as proxies.

(2) Split voting
- If you intend to engage in split voting, please notify us to that effect and state the reasons for the split voting at least three days prior to the General Shareholders' Meeting.

(3) Exercise of voting rights
- If you exercise your voting rights both by paper ballot and via the Internet, only the vote via the Internet will be deemed valid.
  If you exercise your voting rights several times via the Internet, only the last vote will be deemed valid.
- If you do not indicate your approval or disapproval of any of the proposed resolutions on the ballot returned to us, we will treat TMC proposals as approved and the shareholder proposal as disapproved.

(4) Other information
- For shareholders who require sign-language interpretation: Please consult with the staff at the reception desk at the venue.

Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Election of 10 Members of the Board of Directors

The Members of the Board of Directors are selected based on comprehensive consideration of their responsibilities to ensure TMC's sustainable growth and to enhance its corporate value over the medium to long term.

TMC believes that it is critical to appoint individuals who practice "product-centered and region-centered management" and contribute to decision-making aimed at sustainable growth into the future according to the concept of the "Toyoda Principles"*1, which set forth our founding philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a mobility company through responding to electrification, intelligence, and diversification based on trust and friendship and internal two-way interactive teamwork, while working towards the solution of climate change and other social challenges. For outside members of our Board of Directors, TMC expects them to draw on their broad experience and insight in advancing our business from an independent standpoint.

The knowledge, experience, and abilities, etc. of the Members of the Board of Directors are listed in a skills matrix*2, and TMC's Board of Directors is to consist of persons with a balance of abilities and diversity in order to make important business decisions and supervise management appropriately.

TMC's Executive Appointment Meeting, of which more than half the members are outside members of the Board of Directors, makes recommendations to the Board of Directors regarding the appointment of Members of the Board of Directors.

The tenure of the office of all 9 members of the current Board of Directors will expire upon the conclusion of this General Shareholders' Meeting. Accordingly, we hereby request the appointment of 10 Members of the Board of Directors. The candidates for the positions are as follows.

*1 Please see the "Toyoda Principles" on page 3.
*2 Please refer to the skills matrix shown on pages 27 and 28.

Highlights on Corporate Governance*

(Numbers in black are numbers of people in each category)



Tenure

10+ years
1
0-4 years
Average length of tenure
4.1 YRS
3
6
5-9 years

Age

70s
1
4
50s
Average age
62.2 YRS
5
60s

Independence ratio

Outside
4
6
40%
Non-Outside

Executive Appointment Meeting

Outside
2
Outside Director Ratio
66.7%
4
Non-Outside

Executive Compensation Meeting

Outside
2
Outside Director Ratio
66.7%
4
Non-Outside

Diversity

Female or Non-Japanese
3
7
30%
Japanese Male

* Corporate Governance Highlights show the numbers when this proposal is approved.

List of candidates for Directors

Candidate No.		Name	Gender	Age	Tenure as Director	Outside/ Independent Member	Position / responsibilities at TMC: Meetings: Executive Appointment Meeting	Executive Compensation Meeting	Areas of responsibility	Number of BoD meetings attended *
1	Reappointed	Akio Toyoda	Male	67	23				Chairman of BoD	100% (18/18)
2	Reappointed	Shigeru Hayakawa	Male	69	8		Chairman	Chairman	Chief Privacy Officer	100% (18/18)
3	Newly appointed	Koji Sato	Male	53	–				Chief Executive Officer	–
4	Newly appointed	Hiroki Nakajima	Male	61	–				Chief Technology Officer	–
5	Newly appointed	Yoichi Miyazaki	Male	59	–		Member	Member	Chief Financial Officer Chief Competitive Officer	–
6	Newly appointed	Simon Humphries	Male	56	–				Chief Branding Officer	–
7	Reappointed	Ikuro Sugawara	Male	66	5	Outside Independent	Member	Member		100% (18/18)
8	Reappointed	Sir Philip Craven	Male	72	5	Outside Independent	Member	Member		100% (18/18)
9	Newly appointed	Masahiko Oshima	Male	62	–	Outside Independent	Member (Scheduled)	Member (Scheduled)		–
10	Newly appointed	Emi Osono	Female	57	–	Outside Independent	Member (Scheduled)	Member (Scheduled)		–

* Describes the status of attendance at the Board of Directors for the year ended March 31, 2023.

Process for Appointing the President

Mr. Koji Sato took office as the President of TMC in April 2023. To ensure a thorough selection process, Mr. Akio Toyoda, who was the President and Chief Executive Officer at the time took it upon himself to create opportunities to develop talent that can pass on the philosophy, skills and behavior of TMC. Outside members of the Board of Directors, who comprise a majority of the Executive Appointment Meeting, also participated in the evaluation process, through creating opportunities to meet directly with potential candidates and other means.

TMC's Board of Directors decided whom to appoint as President after several individual interviews with candidates and extensive deliberation by the Executive Appointment Meeting.



	Executives	Outside Members of the Board of Directors
Talent development	▽Changes in executive structure -Appointed Company Presidents and regional CEOs to have them gain experience in product-centered and region-centered management -Clarified roles and responsibilities and flattened the executive structure	-Deliberated on executive structure and assignment at the Executive Appointment Meeting and made a resolution at the Board of Directors
Succession planning	▽Development and assessment -Held weekly discussions with Mr. Akio Toyoda, shared updates on management decision-making and perspectives, and executed business in the frontline to demonstrate TMC's philosophy, skills and behavior	-Promoted more direct reporting to outside members of the Board of Directors by having Company Presidents and regional CEOs, Chief Officers and other candidate-level talent explain projects at the Board of Directors' and individual meetings, thereby monitoring their business execution -Interviewed operating officers and senior professional/senior management (with 40 persons or more per year) to better understand their personalities
Evaluation and feedback	▽Individual performance evaluation (once a year) -Evaluated based on evaluations of multiple supervisors and related parties from a multifaceted perspective and 360-degree feedback -Continued the successor development cycle to accumulate evaluations over several years	-Deliberated on and determined the evaluation of individuals at the Executive Appointment Meeting and Executive Compensation Meeting
Determination	Considered and proposed final candidates based on the successor development cycle	-After holding individual interviews with candidates, deliberated at the Executive Appointment Meeting and made a resolution at the Board of Directors

---

Following are the nominees

Candidate No.	**1**

Reappointed



Akio Toyoda
Male
May 3, 1956 (Age: 67)
Chairman of the Board of Directors

Tenure as Director
23 years

Number of Board of Director meetings attended
18/18 (100%)

Number of TMC shares owned
24,307,799 shares

Important concurrent duties
Chairman of TOYOTA FUDOSAN CO., LTD.

Chairman of Japan Automobile Manufacturers Association, Inc.

Member of the Board of Directors of DENSO CORPORATION

Representative Director of ROOKIE Racing, Inc.

Chairman of TOYOTA GAZOO Racing World Rally Team

Position and areas of responsibility
Chairman of the Board of Directors

Brief career summary

Apr.	1984	Joined TMC
		- Gained experience in disparate departments, including production and marketing departments, and promoted the operational reform of dealers based on the Toyota Production System. He also promoted the launch of Gazoo, a website presenting information on vehicles.
		- Served as an executive vice president at New United Motor Manufacturing, Inc., a U.S. production joint venture, with General Motors Company in the U.S. in 1998.
Jun.	2000	Member of the Board of Directors of TMC
Jun.	2002	Managing Director of TMC
Jun.	2003	Senior Managing Director of TMC
Jun.	2005	Executive Vice President of TMC
Jun.	2009	President of TMC
		- Actively led on the front line during crises such as the consolidated operating deficits resulting from the 2008 financial crisis, the large-scale recall issues in 2010 and the temporary suspension of operations resulting from the Great East Japan Earthquake and a flood in Thailand in 2011.
		- Attended CES, a consumer electronics trade fair, in Las Vegas, U.S., in 2018 to unveil "e-Palette," a multi-purpose commercial battery electric vehicle using autonomous driving technology and declared TMC's intention to transition to a mobility company.
		- After serving as a master driver, he led the "making ever-better cars" initiative as chief officer to check how comfortable the car ride was.
		- Sent a message to "5.5 million coworkers in the automotive industry" as Chairman of Japan Automobile Manufacturers Association, Inc. (JAMA) in 2021 and promoted initiatives throughout the entire automotive industry.
Apr.	2023	Chairman of TMC (to present)

Reasons for nomination as a Board of Director candidate

<Recent contribution>
Mr. Akio Toyoda has been executing operations as President by utilizing his broad and rich experience and insights to lead internal and external activities toward the realization of a mobility society.
In particular, he promotes the development of technologies to expand future options for achieving carbon neutrality and building camaraderie. In addition to race tracks in Japan, those in Thailand and Belgium were the field for globally showcasing the potential of hydrogen engine-powered vehicles. He makes cross-industry efforts to produce, transport, and use energy. Collaboration with Charoen Pokphand Group (CP) in Thailand is one example of his accelerated initiatives in Asia.
In product development, he drastically transformed the Crown and Prius lineups while maintaining the brand concepts, harnessing the Toyota New Global Architecture (TNGA). He engaged in developing the GR Corolla as a master driver and he showed how agile and speedy development could be. In addition, under the nickname Morizo, he has long leveraged motorsports to "make ever-better cars" and "create fans." During the 2022 Rally Japan (the final round of the World Rally Championship) held in Aichi and Gifu, he greatly contributed to increasing auto fans and revitalizing the region.
Outside TMC, as Chairman of JAMA, and Chair of the Committee on Mobility of the Nippon Keidanren (Japan Business Federation), he has demonstrated the importance of providing customers with a variety of options for achieving carbon neutrality. He strives to raise awareness through programs to facilitate collaboration between automotive and other industries. He also hosts the "5.5 million colleagues working in the automotive industry" campaign.
His passion ever since becoming President has been to develop next-generation talent. He laid the groundwork for management under the new executive structure.

<Reasons for nomination as a Board of Director candidate>
Mr. Akio Toyoda does not flinch in the face of a difficult business environment. He kept his mind on creating a domestic production system of 3 million units as the foundation of Global Toyota. His other passions include forging alliances with comrades who share visions for the future. His directives have a long-term perspective and prioritizes competitive edge. He will always be one of the first to identify changes in society and powerfully pursue TMC's transformation into a mobility company. We believe that he will continue to contribute to the increase of our corporate value in this way. As such, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

Candidate No.	**2**

Reappointed



Shigeru Hayakawa

Male

September 15, 1953 (Age: 69)

Vice Chairman of the Board of Directors

Tenure as Director

8 years

Number of Board of Director meetings attended

18/18 (100%)

Number of TMC shares owned

286,383 shares

Important concurrent duties

Representative Director of Institute for International Economic Studies

Position and areas of responsibility

Chief Privacy Officer
Chairman of the Executive Appointment Meeting
Chairman of the Executive Compensation Meeting

Brief career summary

Apr.	1977	Joined Toyota Motor Sales Co., Ltd.
		- Gained experience in external & public affairs departments and took charge of negotiations at the forefront of U.S.-Japan trade frictions when residing in New York over two periods, for a total of eight years, until 1999.
Jun.	2007	Managing Officer of TMC
Sep.	2007	Toyota Motor North America, Inc. President
		- Promoted activities to gain supports in American society when facing a decline in the number of automobiles sold, etc. resulting from the 2008 financial crisis.
Apr.	2012	Senior Managing Officer of TMC
		- Assumed office as the Chief Officer of the External & Public Affairs Group in 2013. Improved communication with customers, local communities, and other stakeholders from a global viewpoint.
Jun.	2015	Member of the Board of Directors and Senior Managing Officer of TMC
Apr.	2017	Vice Chairman of TMC (to present)
		- Serves as Vice Chairman of the Board of Councillors of Nippon Keidanren (Japan Business Federation), and as Chairman of two committees of the Nippon Keidanren, namely, the Committee on U.S. Affairs and the Committee on Trade and Investment. Also serves as Chairman of the Amicale au Japon pour la Maison de la culture du Japon à Paris, to encourage contributions to the stability and development of international society.

Reasons for nomination as a Board of Director candidate

<Recent contribution>

Mr. Shigeru Hayakawa has been in charge of external & public affairs for many years and has promoted the creation of an environment that encourages worldwide support of TMC's activities, even in complicated international situations, by leveraging his rich international experience.

In particular, as Vice Chairman of the Board of Councillors of the Nippon Keidanren, he is engaged in lobbying activities to have voices of the automotive industry reflected in policy proposals on carbon neutrality for example and raising awareness. He also sends out TMC's messages at meetings on pressing issues such as the Green Transformation (GX) Implementation Council and the Committee on Management and Labor Policy. Furthermore, as Chair of the Committee on U.S. Affairs, he works to secure and strengthen communication with influential figures in political and business circles. Representing TMC, he is in frequent contact with key persons in Japan and abroad, building camaraderie through close communication.

The motorsport sector is another area of his strength. As Chairman of the Sport Council, an advisory body to the Japan Sports Agency, he compiled and presented the third basic plan for sports and helped build close networks through sports inside and outside TMC. He also leverages motorsport events to increase TMC's presence. He drives a variety of vehicles himself, and serves as the hands-on, on-site spokesperson for the concept of "making ever-better cars."

As Chief Privacy Officer, he is working to strengthen TMC's privacy governance to achieve world-class company-wide digitization.

<Reasons for nomination as a Board of Director candidate>

Mr. Shigeru Hayakawa promotes privacy governance initiatives while considering geopolitical risks amid a growing sense of uncertainty worldwide. He chairs the Executive Appointment Meeting and the Executive Compensation Meeting. We believe that he will continue to contribute to the increase in our corporate value. As such, we hereby nominate him as a candidate to continue as a member of the Board of Directors.

Candidate No.	**3**

Newly appointed



Koji Sato

Male

October 19, 1969 (Age: 53)

Tenure as Director

—

Number of Board of Director meetings attended

—

Number of TMC shares owned

40,235 shares

Important concurrent duties

Chairman of TOYOTA GAZOO Racing Europe GmbH

Chairman and CEO of Toyota Motor North America, Inc.

Position and areas of responsibility

Chief Executive Officer

Brief career summary

Apr.	1992	Joined TMC
		- Belonged to the Chassis Engineering Department, in charge of product planning mainly of the Camry and Lexus GS.
		- In 2011, Lexus GS received negative feedback. This led him to revisit the nature of the Lexus brand. As the Chief Engineer of the Lexus LC in 2016, he and his team took on the challenge in car design of achieving the technically impossible. He reinvented Lexus as a brand that "people who know authenticity choose at the end of the day," and contributed to raising its brand value.
Apr.	2017	Executive General Manager of TMC
Jan.	2020	Operating Officer of TMC
		- As the President of Lexus International Co., he envisioned its electrification efforts named LEXUS ELECTRIFIED. Launched the NX in 2021 and drove development of the lineup, transforming Lexus into a forerunner of electrification.
		- As the President of GAZOO Racing Company, he aggressively pushed for the introduction of cars to be deployed into races with cutting-edge technology that were still under development. He chose agile development as the method to perfect car models, having drivers and their cars endure thorough trial and error. He led development of the GR Yaris and hydrogen engine-powered Corolla. He lives the spirit of "making ever-better cars through motorsports."
Jan.	2021	Operating Officer of TMC (current system)
Apr.	2023	Operating Officer and President of TMC (to present)

Reasons for nomination as a Board of Director candidate

<Recent contribution>

Mr. Koji Sato's directives are always in sync with the field. He works as a team with comrades sharing his will and passion. Taking on challenges aiming at the future, he brings attractive cars to market through powerful "product-centered management".

At GAZOO Racing Company, he made GAZOO's hydrogen engine-powered vehicles a familiar presence in the Super Taikyu Series with his passion to pave the way for the future. He tested the limit of cars to early identify issues and took agile measures in time for the next race. This process and agile development enabled hydrogen engine technology to evolve at an astonishing speed to a level where it can be put to practical use. To facilitate the market of hydrogen and other carbon-neutral fuels, it is necessary to expand options for producing, transporting, and using them. He tackles this issue by working to build coalitions in and outside the industry. At Lexus International Co., he brought his own experience of engaging in vehicle development into full play to develop and refine basic vehicle performance. This enabled him to lead the way in raising the overall performance of Lexus. As a result, he led product development of the car lineup which embodies a consistent brand value, and also improved the brand value by providing new brand experience such as driving and traveling experiences centered on mobility. Through electrification technology, he has aimed to extract the full potential of vehicles, and to provide a unique driving experience value that no other company can offer. He set a goal of incorporating battery electric vehicles (BEVs) in all vehicle segments by 2030 and to have BEVs account for 100% of Lexus vehicle sales globally by 2035. He thus has made contributions to the realization of a carbon neutral society.

<Reasons for nomination as a Board of Director candidate>

Mr. Koji Sato has strived to reshape the very existence of cars. He is driven by the principle of having cars serve as the means for making society and people richer and happier. As he embodies TMC's philosophy, skills, and behavior, we believe that he will be able to drive our transformation into a mobility company and, thereby contribute to the increase of our corporate value. As such, we hereby nominate him as a candidate of a member of the Board of Directors.

<table>
<tr><td>Candidate No.</td><td>**4**</td></tr>
</table>

Newly appointed



Hiroki Nakajima
Male
April 10, 1962 (Age: 61)

Tenure as Director
—

Number of Board of Director meetings attended
—

Number of TMC shares owned
20,000 shares

Important concurrent duties
President of Commercial Japan Partnership Technologies Corporation

Position and areas of responsibility

Chief Technology Officer

Brief career summary

Apr.	1987	Joined TMC
		- After working in the production engineering field, he gained experience in vehicle body design. He was in charge of developing compact cars such as iQ when he belonged to the Vehicle Development Center from 2005.
		- In charge of developing Hilux and other global strategy models as a Chief Engineer of Innovative International Multi-purpose Vehicle (IMV), from 2011.
		- As the Executive Chief Engineer of car-frames and commercial vehicles from 2014, he was in charge of development of the new IMV series. Promoted the development of vehicles that combine greater vehicle reliability and comfort than previous models.
Apr.	2014	Executive General Manager of TMC
Apr.	2015	Managing Officer of TMC
Jan.	2020	Operating Officer of TMC
		- Took office as President of Mid-size Vehicle (MS) Company from 2020, and concurrently served as President of CV Company from 2021. Led car-making in a wide range of product lines from passenger vehicles to commercial vehicles.
Apr.	2023	Operating Officer and Executive Vice President of TMC (current system) (to present)

Reasons for nomination as a Board of Director candidate

<Recent contribution>

Mr. Hiroki Nakajima promotes "making ever-better cars" initiatives by utilizing his experience and knowledge in a wide range of vehicle development from passenger vehicles to commercial vehicles.

As a Chief Engineer, Mr. Nakajima is not afraid of mistakes in taking on new challenges. Under the mottoes of "if you make a mistake, fix it quickly" and "be customer-oriented, not self-centered", he gained the support of many partners as he promoted TMC's car development.

Specifically, as the President of MS Company, Mr. Nakajima has streamlined resource allocation in development through an overhaul of the process. He successfully reduced development intensity by maturing and evolving the Toyota New Global Architecture (TNGA) platform. Most recently, he came up with the idea of making the 16th-generation Crown a series and developed four models at the same time. All these efforts intend to serve customers through car-making that take their diverse needs into account.

As the President of CV Company, Mr. Nakajima revisited the origins of the IMV series, which is "to be used around the world and to stay close to customers." This has led him to work on developing the IMV0 concept that supports freedom of mobility and economic growth.

As the President of Commercial Japan Partnership Technologies Corporation (CJPT), he promoted the collaboration with Isuzu Motors Limited, Suzuki Motor Corporation, and Daihatsu Motor Co., Ltd. The alliance aims at promoting the social implementation of EVs and connected commercial vehicles and infrastructure as well as solving issues in the logistic industry and achieving carbon neutrality. Since the end of 2022, CJPT joined forces with Siam Cement Group (SCG) and Charoen Pokphand Group (CP) in Thailand and kicked off new initiatives with the mindset of "Doing what can be done, now."

<Reasons for nomination as a Board of Director candidate>

"Product-centered management" becomes increasingly important as TMC's total accelerates its transformation into a mobility company. Mr. Hiroki Nakajima will play a key role in electrification, realization of intelligent society, and diversification in car-making through technological development, and thereby contribute to the increase of our corporate value. As such, we hereby nominate him as a candidate of a member of the Board of Directors.

<table>
<tr><td>Candidate No.</td><td>**5**</td></tr>
</table>

Newly appointed



Yoichi Miyazaki
Male
October 19, 1963 (Age: 59)

Tenure as Director
—

Number of Board of Director meetings attended
—

Number of TMC shares owned
13,410 shares

Important concurrent duties
—

Position and areas of responsibility

Chief Financial Officer
Chief Competitive Officer
Member of the Executive Appointment Meeting
Member of the Executive Compensation Meeting

Brief career summary

Apr.	1986	Joined TMC
		- Served as General Manager of Sales & Operation Planning Div. in 2012, and coordinated global supply and demand systems, including Japan. Tackled business crises including the Great East Japan Earthquake and yen appreciation to maximize sales opportunities and profit.
Apr.	2015	Managing Officer of TMC
		- From 2015, handled the product lineup for the Toyota New Global Architecture (TNGA). Marketed many models aligning them with the business and sales strategies of each region. Contributed to raising the level of competitiveness in each region.
Jan.	2019	Operating Officer of TMC
		- As Regional CEO of Asia operations from 2020, he was posted there to direct product and business planning of the Innovative International Multi-purpose Vehicle Zero (IMV0) commercial vehicles. Revisiting the nature of cars, "cars at work," he led creating products that meet diverse customer needs. Other efforts include new businesses, value chain promotion, as part of his initiative to reform the earnings structure of Asia operations.
Apr.	2022	Operating Officer of TMC (current system)
Apr.	2023	Operating Officer and Executive Vice President of TMC (to present)

Reasons for nomination as a Board of Director candidate

<Recent contribution>

Mr. Yoichi Miyazaki serves as Chief Competitive Officer. His product planning focuses on products that are both competitive and commercially viable. He markets products to each region in a timely manner, and works to maximize sales and business revenues. He takes a multi-pathway approach to carbon neutrality, in which he plans optimal powertrain lineups not only dealing with local regulations but also taking into consideration customer preference and the usage environment in each region. In doing so, he builds a united front with development departments to commercialize cars.

Specifically, in the situation where the future is uncertain and the correct answer is unclear due to changes in regulations and subsidies related to battery electric vehicles (BEVs) in various countries, heightened geopolitical risks and soaring energy and materials prices, he makes investment decisions while assessing the balance between demand for BEVs and battery supply, and confirms business earnings and investment returns. Further, he rolls out company-wide policies and reviews implementation plans, one by one.

TMC's region-centered management is based on the values of being the "best-in-town carmaker." To put it into action, he always works closely with regional CEOs to listen to customer voices in each region. In Asia and other parts of the world, he pursues products and services that help solve social issues such as carbon neutrality. He pays special attention to roadblocks facing each region, and this reflects in his product planning and operation initiatives.

Mr. Miyazaki tackles semiconductor procurement from the perspective of maximizing the number of vehicles produced. He coordinated with relevant departments to make medium- to long-term risks visible and revised end-product specifications for better access to supply.

<Reasons for nomination as a Board of Director candidate>

"Region-centered management" becomes increasingly more important as TMC accelerates its transformation into a mobility company. Mr. Yoichi Miyazaki prioritizes the values of being the "best-in-town carmaker" to boost the competitive edge of each regional operation. Therefore, we believe he will contribute to the increase of our corporate value, and hereby nominate him as a candidate of a member of the Board of Directors.

Candidate No.	6

Newly appointed



Simon Humphries
Male
March 30, 1967 (Age: 56)

Tenure as Director
—

Number of Board of Director meetings attended
—

Number of TMC shares owned
11,126 shares

Important concurrent duties
Executive Vice President of Calty Design Research, Inc.

Position and areas of responsibility
Chief Branding Officer

Brief career summary

Sep.	1989	Joined DCA Design in UK.
		· He started his career as a product designer at DCA Design in UK in 1988 and in 1989 moved to ILI Design Inc in Japan.
Sep.	1994	Joined TMC
		· Initially he worked in design R&D. In 2002 devised and implements the Toyota and Lexus design philosophies grounded in Japanese culture of harmonizing opposing elements to create new values. For Toyota, "Vibrant Clarity", harmonizing the emotional with the rational. For Lexus, "L-finesse", the harmony of leading edge and finesse. Both philosophies form the basis on which designers redefine the design directions of both the Toyota and Lexus brands. After that, supervised car design for many projects including both advanced and mass production models.
Jul.	2016	President of Toyota Europe Design Development S.A.R.L.
		- He led the creation of future mobility proposals with designs that anticipate needs of customers and society. The e-Palette and the 2019 Tokyo Motor Show concepts embody new values that also introduce new business models with services catering to diverse needs. He also oversaw production oriented concept models such as the Aygo X and the Yaris Cross.
Jan.	2018	Executive General Manager of TMC
Apr.	2023	Operating Officer of TMC (to present)

Reasons for nomination as a Board of Director candidate

<Recent contribution>
As Senior General Manager and Head of Design, Humphries promotes the importance of brand management.
Understanding both TMC's value propositions and market demands, he envisions and proposes a future of mobility that caters to the diversifying needs of customers and society.
In conceiving the all-new Prius, heated discussions arose with top management on whether it should be a commodity (a mere tool for transportation) or a car to love. The development team pushed for the latter, enabling the customer to make an emotional choice in the coming age of commoditization. Taking a no-compromise approach resulted in car that's not only stylish in design but also fuel efficient and functional.
The new CROWN inherits the "Innovation and Challenge" DNA of its predecessors and leveraging on the TNGA (Toyota New Global Architecture) platform created together with engineers, Humphries renews the model with an unprecedented line-up of 4 different body type variations as new generation flagship models.
Also, he streamlines infrastructure to improve development efficiency by harnessing digital technologies to make visualizations of designs from early stages. With a design process that places customers at the center of development, he devises a new method of making cars and contributes to enhancing product appeal while cutting cost.
Furthermore, to realize a future mobility society, he proposes a scenario where cars evolve into mobility solutions that cater to individual as well as societal needs and devises the "Toyota Mobility Concept" together with President Koji Sato.

<Reasons for nomination as a Board of Director candidate>
Simon Humphries will play a leading role in implementing the "Toyota Mobility Concept" and as TMC transforms itself into a mobility company, we believe that his contribution will increase our corporate valuation. As such, we hereby nominate him as a candidate for member of the Board of Directors.

Candidate No.	7

Reappointed

Outside

Independent



Ikuro Sugawara
Male
March 6, 1957 (Age: 66)
Member of the Board of Directors

Tenure as Director
5 years

Number of Board of Director meetings attended
18/18 (100%)

Number of TMC shares owned
—

Important concurrent duties
Outside Director of Hitachi, Ltd.

Outside Director of FUJIFILM Holdings Corporation

Position and areas of responsibility
Member of the Executive Appointment Meeting
Member of the Executive Compensation Meeting

Brief career summary

Apr.	1981	Joined Ministry of International Trade and Industry
		- Resided in Washington D.C. for three years, from 1997, to focus on gathering information related to social security and network creation.
Jul.	2010	Director-General of the Industrial Science and Technology Policy and Environment Bureau, Ministry of Economy, Trade and Industry
Sep.	2012	Director-General of the Manufacturing Industries Bureau, Ministry of Economy, Trade and Industry
		- Concurrently served as an officer responsible for forming the Basic Policies for Macroeconomic Growth and made efforts to manage and execute related measures.
Jun.	2013	Director-General of the Economic and Industrial Policy Bureau, Ministry of Economy, Trade and Industry
Jul.	2015	Vice-Minister of Ministry of Economy, Trade and Industry
Jul.	2017	Retired from the Ministry of Economy, Trade and Industry
Aug.	2017	Special Advisor to the Cabinet
Jun.	2018	Retired as Special Advisor to the Cabinet
Jun.	2018	Member of the Board of Directors of TMC (to present)

Reasons for nomination as an outside member of the Board of Director candidate

<Recent contribution>
Mr. Ikuro Sugawara has supervised the execution of operations from an independent standpoint as an outside member of the Board of Directors.
Specifically, by utilizing his experience and knowledge in policy-making and organizational management related to global environmental issues and energy, which he cultivated when serving as a government official, he accurately pointed out the need to keep the world updated on how TMC will address geopolitical risks. He also emphasized that TMC's medium- to long-term BEV strategy incorporate political developments in other regions/countries around the world. His insight is based on trends in capital markets with a primarily contemporary international viewpoint.
As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, he has contributed to developing appropriate proposals by making comments on various issues. For example, he took part in talent development and executive candidate selection through interviews with young candidates, as well as discussed global labor conditions to develop the ideal compensation system for TMC.

<Reasons for nomination as an outside member of the Board of Director candidate>
Mr. Ikuro Sugawara is able to give advice on our responses to complicated international situations from an independent standpoint by utilizing his high level of expertise and broad network. We believe that he will continue to contribute to increasing of our corporate value. As such, we hereby nominate him as a candidate to continue as an outside member of the Board of Directors.

<Independence of Outside Director>
There is no special interest between the Group and Mr. Ikuro Sugawara. TMC has determined that there are no conflicts of interest with shareholders and investors.

Notes: 1. Registration of independent director
Mr. Ikuro Sugawara is a candidate to become an outside member of the Board of Directors. He is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

2. Outline of limited liability agreement
TMC has entered into a limited liability agreement with Mr. Ikuro Sugawara to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the "Companies Act") to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with him.

Candidate No.	**8**
Reappointed	
Outside	
Independent	



Sir Philip Craven

Male

July 4, 1950 (Age: 72)

Member of the Board of Directors

Tenure as Director

5 years

Number of Board of Director meetings attended

18/18 (100%)

Number of TMC shares owned

—

Important concurrent duties

—

Position and areas of responsibility

Member of the Executive Appointment Meeting
Member of the Executive Compensation Meeting

Brief career summary

Jul.	1989	Founding President of the International Wheelchair Basketball Federation
Dec.	2001	President of the International Paralympic Committee
		- Promoted the standing of the Paralympic games through various reforms. Successfully organized the Paralympics in parallel with the Olympic games during the 2008 Beijing Olympic & Paralympic Games and promoted the realization of a global society where any person can display his/her own character and full ability when given the opportunity.
Jul.	2002	Retired as President of the International Wheelchair Basketball Federation
Sep.	2017	Retired as President of the International Paralympic Committee
Jun.	2018	Member of the Board of Directors of TMC (to present)

Reasons for nomination as an outside member of the Board of Director candidate

<Recent contribution>
Sir Philip Craven has supervised the execution of operation from an independent standpoint as an outside member of the Board of Directors.

Specifically, by utilizing his experience and knowledge obtained from leading international organizations, he has contributed to discussions mainly through accurately pointing out the importance of proactive transmission of information and development of relationships based on trust with stakeholders.

As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, he has contributed to developing appropriate proposals by providing various opinions on matters such as the importance of leadership and teamwork required of future upper management candidates and a remuneration system befitting of TMC that takes into account global labor conditions.

<Reasons for nomination as an outside member of the Board of Director candidate>
Sir Philip Craven will continue to contribute to the increase of TMC's corporate value by utilizing his expertise obtained through management of international organizations, reflecting viewpoints of various stakeholders, and aiding in human resource development. As such, we hereby nominate him as a candidate to continue as an outside member of the Board of Directors.

<Independence of Outside Director>
Sir Philip Craven served as an executive of the International Paralympic Committee. Although TMC and the International Paralympic Committee engage in business transactions, TMC has determined that there are no conflicts of interest with shareholders and investors as a reasonable period of time has passed since his retirement.

Notes: 1. Registration of independent director
Sir Philip Craven is a candidate to become an outside member of the Board of Directors. He is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

2. Outline of limited liability agreement
TMC has entered into a limited liability agreement with Sir Philip Craven to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with him.

Candidate No.	**9**
Newly appointed	
Outside	
Independent	



Masahiko Oshima

Male

September 13, 1960 (Age: 62)

Tenure as Director

—

Number of Board of Director meetings attended

—

Number of TMC shares owned

—

Important concurrent duties

Deputy Chairman of Sumitomo Mitsui Banking Corporation

Position and areas of responsibility

Member of the Executive Appointment Meeting, Member of the Executive Compensation Meeting (scheduled to take office in June 2023)

Brief career summary

Apr.	1984	Joined The Mitsui Bank Limited
		- Served as General Manager of the Americas Dept. from 2006, experienced and addressed the 2008 financial crisis first hand.
Apr.	2012	Executive Officer of Sumitomo Mitsui Banking Corporation (SMBC)
		- Served as Head of Europe Div. and CEO of Sumitomo Mitsui Banking Corporation Europe Limited from 2013. Supervised Europe, Middle East, and Africa and led the restructuring of the governance system.
		- Holds ongoing dialogue with European companies and other entities, which are keen on decarbonization efforts, and led SMBC's sustainability efforts.
Apr.	2014	Managing Executive Officer of SMBC
Mar.	2017	Director and Managing Executive Officer of SMBC
Apr.	2017	Director and Senior Managing Executive Officer of SMBC
Apr.	2018	Senior Managing Corporate Executive Officer of Sumitomo Mitsui Financial Group, Inc. (SMFG)
		Senior Managing Executive Officer of SMBC
Apr.	2019	Deputy President and Executive Officer of SMFG
		Director and Deputy President of SMBC
Apr.	2023	Deputy Chairman of SMBC (to present)

Reasons for nomination as an outside member of the Board of Director candidate

<Reasons for nomination as an outside member of the Board of Director candidate>
Mr. Masahiko Oshima has long served at SMBC. He has an extensive background in domestic and international corporate sales, local subsidiaries in the U.S. and U.K., and managing investor relations and international departments. He currently serves as Deputy Chairman, and supervises the Global Financial Group.

He is well versed in global crisis management. He experienced the 2008 financial crisis while stationed in the U.S. and the power supply issue in the aftermath of the Great East Japan Earthquake and led recovery efforts in the frontline. He has a strong connection with global firms around the world for example in the energy sector, and has a broad network of institutional investors gained through serving as the local administrator of Europe, Middle East and Africa as well as a general manager of an investor relations department. Leveraging his far reach, he is able to gather insight into the rise of awareness on sustainability and government and corporate efforts on decarbonization around the world.

Governments in Europe and the U.S. are tightening financial regulations. In that regard, he has reconstructed the governance system of foreign operations together with an international workforce, and has a wealth of achievements in management from a global perspective.

We believe that his experience and insight in a wide range of areas, gained through such local hands-on experience, will contribute to our sustainable growth and improvement of capital efficiency. As such, we hereby nominate him as an outside member of the Board of Director candidate.

<Independence of Outside Director>
Mr. Masahiko Oshima formerly served as an Executive Officer of SMBC, with which TMC has business transactions. However, as the size of the transactions is immaterial, TMC has determined that there are no conflicts of interest with shareholders and investors.

Notes: 1. Registration of independent director
Mr. Masahiko Oshima is a candidate to become an outside member of the Board of Directors. Upon approval of his appointment pursuant to this Proposed Resolution, TMC plans to register him as an independent director with the Japanese stock exchanges on which TMC is listed.

2. Outline of limited liability agreement
Upon approval of Mr. Masahiko Oshima's appointment pursuant to this Proposed Resolution, TMC plans to enter into a limited liability agreement with him to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the "Companies Act") to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

Candidate No.	10

Newly appointed

Outside

Independent



Emi Osono
Female
August 8, 1965 (Age: 57)

Tenure as Director
—

Number of Board of Director meetings attended
—

Number of TMC shares owned
—

Important concurrent duties
Professor at School of Business Administration, Hitotsubashi University Business School

Outside Director of Tokio Marine Holdings, Inc.

Position and areas of responsibility
Member of the Executive Appointment Meeting, Member of the Executive Compensation Meeting (scheduled to take office in June 2023)

Brief career summary

Apr.	1988	Joined The Sumitomo Bank, Limited
		- After leaving the bank, received an MBA from The George Washington University and PhD in Commerce from Hitotsubashi University.
Apr.	1998	Visiting Professor of the Waseda Institute of Asia-Pacific Studies (WIAPS)
Apr.	2000	Full-time lecturer at School of International Corporate Strategy, Hitotsubashi University Business School
		- Specializes in competitive strategy and organizational capabilities in innovation. She has a seminar on competitive strategy at the business school, which offers MBA courses in English for midcareer students.
		- Since 2001, takes part in managing the Porter Prize, which recognizes competitive companies. Started joint research with TMC in 2001 on organizational capabilities in innovation. Analyzed many cases to theorize TMC's self-transformation structure.
Oct.	2002	Assistant Professor at School of International Corporate Strategy, Hitotsubashi University Business School
Apr.	2010	Professor at School of International Corporate Strategy, Hitotsubashi University Business School
		Served as Director of Resona Holdings, Inc., Director of Lawson, Inc., and advisory board member at various public and private entities.
Apr.	2018	Professor at School of Business Administration, Hitotsubashi University Business School
Apr.	2022	Dean and Professor at School of Business Administration and School of International Corporate Strategy, Hitotsubashi University Business School (to present)

Reasons for nomination as an outside member of the Board of Director candidate

<Reasons for nomination as an outside member of the Board of Director candidate>
Ms. Emi Osono is well versed in corporate management through years of studying corporate strategy, having published her research and papers globally. Her work includes several studies on TMC. In the course of her studies, she has interviewed as many as several hundred TMC stakeholders inside and outside Japan, to gain a deep understanding of TMC's corporate culture and values.
She is acquainted with many companies and top executives through frequent interviews and discussions. She has also served as outside director/corporate auditor or advisory board member for many entities, and a member of various councils, including the Green Innovation Fund project of the Ministry of Economy, Trade and Industry. She is on the forefront of latest developments, giving expert advice on medium- to long-term strategies and global management backed by awareness of trends on social and environmental issues.
As TMC works to transform itself into a mobility company, her range of experience and insight as well as her understanding of TMC will serve as a sound basis for her to guide TMC's innovation and development of corporate culture. Thus, we believe that she will contribute to the increase of our corporate value, and hereby nominate her as an outside member of the Board of Director candidate.
<Independence of Outside Director>
There is no special interest between the Group and Ms. Emi Osono. TMC has determined that there are no conflicts of interest with shareholders and investors.

Notes: 1. Registration of independent director
Ms. Emi Osono is a candidate to become an outside member of the Board of Directors. Upon approval of her appointment pursuant to this Proposed Resolution, TMC plans to register her as an independent director with the Japanese stock exchanges on which TMC is listed.
2. Outline of limited liability agreement
Upon approval of Ms. Emi Osono's appointment pursuant to this Proposed Resolution, TMC plans to enter into a limited liability agreement with her to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the "Companies Act") to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

Notes: 1: The information included in the above table is as of the date of this reference document for this General Shareholders' Meeting (5/10/2023), except for the information of the number of TMC shares owned, which is as of 3/31/2023.
2: Outline of directors and officers liability insurance agreement
TMC has entered into a directors and officers liability insurance agreement with an insurance company under which the insurance premiums are fully borne by TMC. The agreement names all Members of the Board of Directors, Audit & Supervisory Board Members, Operating Officers, Executive Fellows, and Senior Fellows as insured persons. The insurance policy covers damages, court costs, etc. that may result from the insured being liable for the performance of their duties in the capacity of their offices. The directors and officers liability insurance agreement stipulates provisions to the effect that the scope of damages to be compensated upon losing a case shall be limited, and that insurance shall not be paid in the case of certain events, for the purpose of guaranteeing the appropriateness of the directors' and officers' execution of duties. The current agreement will expire in July 2023, and TMC plans to renew the agreement with similar provisions.

Proposed Resolution 2: Election of 4 Audit & Supervisory Board Members

TMC aims to achieve sustainable growth globally in the future by transforming itself into a mobility company. In order to conduct audits appropriately, the Audit & Supervisory Board is composed of full-time Audit & Supervisory Board Members who are familiar with internal affairs and Outside Audit & Supervisory Board Members who have a high level of expertise and insight. Further, Audit & Supervisory Board Members maintain an independent system that allows each of them to exert audit authority independently. The Audit & Supervisory Board is composed of persons* who can provide opinions and advice on management from a fair and neutral standpoint. The details of proposals for each candidate for Audit & Supervisory Board Member to be made to the Audit & Supervisory Board are discussed at the Executive Appointment Meeting, where the majority of the members are outside members of the Board of Directors.

Each of the terms of office of Audit & Supervisory Board Members Mr. Haruhiko Kato, Mr. Katsuyuki Ogura, Mr. Hiroshi Ozu, and Mr. Ryuji Sakai will expire upon the conclusion of this General Shareholders' Meeting. Accordingly, we hereby request that 4 Audit & Supervisory Board Members be elected. The candidates for the positions of Audit & Supervisory Board Members are as follows.

The submission of this proposal at this General Shareholders' Meeting was approved by the Audit & Supervisory Board.

*Please refer to the skills matrix on page 27, 28 for the knowledge, experience, and abilities of Audit & Supervisory Board Members of TMC.

Composition of the Audit & Supervisory Board (plan after the June 14, 2023 Ordinary General Shareholders' Meeting)

Candidate No.		Name	Gender	Age	Tenure as Director	Outside/ Independent Member	Number of BoD meetings attended *	Audit & Supervisory Board meetings attended *
		Masahide Yasuda	Male	74	5		18/18 (100%)	17/17 (100%)
1	Reappointed	Katsuyuki Ogura	Male	60	4		18/18 (100%)	17/17 (100%)
2	Newly appointed	Takeshi Shirane	Male	70	–		–	–
		George Olcott	Male	68	1	Outside Independent	15/15 (100%)	14/14 (100%)
3	Reappointed	Ryuji Sakai	Male	65	6 months	Outside Independent	7/7 (100%)	6/6 (100%)
4	Newly appointed	Catherine O'Connell	Female	56	–	Outside Independent	–	–

*Describes the status of attendance for the year ended March 31, 2023.

Following are the nominees

Candidate No.	1

Reappointed



Katsuyuki Ogura
Male
January 25, 1963 (Age: 60)
Audit & Supervisory Board Member

Tenure as Audit & Supervisory Board Member

4 years

Number of Board of Director meetings attended

18/18 (100%)

Number of Audit & Supervisory Board meetings attended

17/17 (100%)

Number of TMC shares owned

28,753 shares

Important concurrent duties

Outside Audit & Supervisory Board Member of Aichi Steel Corporation

Brief career summary

Apr. 1985	Joined TMC
	- In the accounting and finance department, engaged in fund management and procurement based on business income and expenditure, hedging of foreign exchange risk, establishment of global fund network, and operations related to account settlement and taxation.
	- In the general affairs and human resource department, his main responsibilities included operations related to skilled personnel and working hours at plants and other facilities, as well as various employee benefit programs.
	- In the domestic sales department, engaged in supply and demand management of new cars at Toyopet stores nationwide, planning and deployment of sales promotion measures, management support to dealers, and other efforts to strengthen the sales platform.
Jan. 2012	Executive Vice President of Toyota Motor (China) Investment Co., Ltd.
	- Worked to reinforce the earnings structure of the China business.
Jan. 2015	General Manager of Affiliated Companies Finance Dept. of TMC
	- Helped strengthen the management base of subsidiaries and affiliated companies in Japan and overseas.
Jan. 2018	General Manager of Audit & Supervisory Board Office of TMC
Jun. 2019	Audit & Supervisory Board Member of TMC (to present)

Reasons for nomination as an Audit & Supervisory Board Member candidate

<Recent contribution>

Mr. Katsuyuki Ogura audits how duties are performed by the members of the Board of Directors from his position as an Audit & Supervisory Board Member.

Specifically, his extensive experience mainly in accounting and finance areas give depth to his insight into the automotive and financial businesses. Using his expertise, he performs audits to establish a high-quality corporate governance system and thorough compliance, and thereby contributing to TMC's sustainable growth.

He attends meetings of the Board of Directors and other important conferences, exchanges opinions with directors and officers, interviews internal divisions and subsidiaries, and coordinates with the Accounting Auditor. Through these efforts, he collects information from a range of perspectives and provides opinions and advice on management from a fair and neutral standpoint.

He emphasizes an open culture in the workplace, improved employee motivation, and good relationships with stakeholders. At the same time, he listens to initiatives and problems in each division and subsidiary and makes proposals to encourage the creation of a sound workplace, to help TMC transform into a mobility company.

<Reasons for nomination as an Audit & Supervisory Board Member candidate>

Mr. Katsuyuki Ogura has extensive experience in a wide range of accounting and finance areas, and is well versed in how management works not only at TMC but also its subsidiaries and affiliated companies in Japan and overseas. We believe that he will continue to contribute to the increase of our corporate value by promoting high-quality audits of the group through leveraging his expertise. As such, we hereby nominate him as a candidate to continue as an Audit & Supervisory Board Member.

Candidate No.	**2**

Newly appointed



Takeshi Shirane
Male
September 5, 1952 (Age: 70)

Tenure as Audit & Supervisory Board Member
—

Number of Board of Director meetings attended
—

Number of Audit & Supervisory Board meetings attended
—

Number of TMC shares owned
149,845 shares

Important concurrent duties
—

Brief career summary

Apr.	1977	Joined TMC
Jan.	2001	General Manager of Production Management Div. of TMC
Jan.	2004	General Manager of Global Procurement Planning Div. of TMC
Jan.	2005	General Manager of 1st Procurement Div. of TMC
Jun.	2005	Managing Officer of TMC
Jun.	2009	Senior Managing Director of TMC
Jun.	2011	Senior Managing Officer of TMC
		- In the wake of the Great East Japan Earthquake, served as Chief Officer of the Production Restoration Group of TMC, leading its efforts to resume production while keeping an eye on the restoration progress in the region.
Nov.	2011	Advisor of Kanto Auto Works, Ltd.
Jun.	2012	President of Kanto Auto Works, Ltd.
Jul.	2012	President of Toyota Motor East Japan, Inc.
		- Promoted local parts procurement and workshops with over 200 parts suppliers. Made regular efforts to help manufacturers in the Tohoku area achieve a firm foothold.
Oct.	2019	Chairman of the Board of Toyota Motor East Japan, Inc.
Apr.	2023	Senior Executive Advisor of Toyota Motor East Japan, Inc. (to present)

Reasons for nomination as an Audit & Supervisory Board Member candidate

<Reasons for nomination as an Audit & Supervisory Board Member candidate>

Mr. Takeshi Shirane possesses extensive experience in production management and procurement at TMC, and as an executive at Toyota Motor East Japan, Inc.

After the establishment of Toyota Motor East Japan, Inc., as the company's first President, he has worked to support reconstruction efforts through the enhancement of manufacturing activities in the Tohoku area. He also became Vice President of the Sendai Association of Corporate Executives and Chairman of the Manufacturing Committee, and promoted cross-industry study in cooperation with the government and economic associations. He fostered a culture of promoting improvements based on the wisdom and ingenuity of each individual and a sense of onsite unity, and encouraged the development of human resources not only in the manufacturing industry but also in various other industries, including agriculture, fishery, and marine products processing.

In recent years, with the aim of resolving the issue of declining public transportation routes due to a serious population decline and aging population, he has promoted initiatives rooted in the Tohoku area, including launching the Tohoku Mobility Project. The Tohoku Mobility project pursues ways to reorganize transportation routes and establish new mobility services.

Mr. Takeshi Shirane has a deep understanding of production management and procurement, and experience in working with various people in the community as an executive. He knows first-hand how to strengthen local manufacturing capabilities, promote human resource development, and solve social issues. We believe that he will contribute to the increase of our corporate value by auditing TMC's business execution based on his expertise. As such, we hereby nominate him as an Audit & Supervisory Board Member candidate.

Candidate No.	**3**

Reappointed

Outside

Independent



Ryuji Sakai
Male
August 7, 1957 (Age: 65)

Audit & Supervisory Board Member

Tenure as Audit & Supervisory Board Member
6 months

Number of Board of Director meetings attended
7/7 (100%)

Number of Audit & Supervisory Board meetings attended
6/6 (100%)

Number of TMC shares owned
—

Important concurrent duties
Attorney

Brief career summary

Apr.	1985	Registered as attorney
		Nagashima & Ohno
Sep.	1990	Wilson, Sonsini, Goodrich & Rosati (located in U.S.)
Jan.	1995	Partner, Nagashima & Ohno
Jan.	2000	Partner, Nagashima Ohno & Tsunematsu
Dec.	2022	Audit & Supervisory Board Member of TMC (to present)
Jan.	2023	Senior Counsel of Nagashima Ohno & Tsunematsu (to present)

Reasons for nomination as an Outside Audit & Supervisory Board Member candidate

<Recent contribution>

Mr. Ryuji Sakai possesses a wealth of experience and highly specialized knowledge acquired through his many years of activities, mainly related to corporate legal matters including advisory services on corporate overseas expansion, overseas investment and other cross-border transactions, and advisory services on various legal matters such as M&A, corporate governance, intellectual property rights, and capital raising.

He has served as an Outside Audit & Supervisory Board Member since December 2022. At meetings of the Audit & Supervisory Board and the Board of Directors, he addresses TMC's key initiatives such as transformation into a mobility company and realization of carbon neutrality by confirming and commenting on related business strategies in terms of medium- to long-term risk management. He gives appropriate and useful comments on TMC's management from an objective perspective and audits how duties are performed by the members of the Board of Directors.

<Reasons for nomination as an Outside Audit & Supervisory Board Member candidate>

Mr. Ryuji Sakai has a wealth of experience and advanced expertise in corporate legal affairs. He will leverage these assets to adequately audit TMC's corporate activities and management decisions. Therefore, we believe that he will contribute to the increase of our corporate value, and hereby nominate him as a candidate to continue as an Outside Audit & Supervisory Board Member.

<Independence of Outside Audit & Supervisory Board Member>

Mr. Ryuji Sakai is Senior Counsel of Nagashima Ohno & Tsunematsu, with which TMC has business transactions. However, as the size of the transactions is immaterial, TMC has determined that there are no conflicts of interest with shareholders and investors.

Notes: 1. Registration of independent Audit & Supervisory Board Member

Mr. Ryuji Sakai is a candidate to become an Outside Audit & Supervisory Board Member. He is registered as an independent Audit & Supervisory Board Member with the Japanese stock exchanges on which TMC is listed. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

2. Outline of limited liability agreement

TMC has entered into a limited liability agreement with Mr. Ryuji Sakai to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the "Companies Act") to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of his reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreement with him.

3. Outline of directors and officers liability insurance agreement

Upon approval of Mr. Ryuji Sakai's reappointment pursuant to this Proposed Resolution, he will be insured under the directors and officers liability insurance agreement described in Proposed Resolution 1.

Candidate No.	4

Newly appointed

Outside

Independent



Catherine O’Connell

Female

February 10, 1967 (Age: 56)

Tenure as Audit & Supervisory Board Member

—

Number of Board of Director meetings attended

—

Number of Audit & Supervisory Board meetings attended

—

Number of TMC shares owned

—

Important concurrent duties

Registered foreign attorney

External Audit & Supervisory Board Member of Fujitsu Limited

Brief career summary

Jan.	1987	Japan Travel Bureau Inc.
Nov.	1994	Senior Solicitor of Anderson Lloyd Barristers & Solicitors (New Zealand)
Nov.	2002	In House Counsel of Olympus Corporation
Jan.	2004	Senior In House Counsel of Matsushita Electric Industrial Co., Ltd. Motor Company, Senior In House Counsel of Matsushita Electronic Components Co., Ltd.
Jan.	2008	Hogan Lovells Horitsu Jimusho Gaikokuho Kyodo Jigyo - Served as in house counsel for a Japanese company as a secondee from Hogan Lovells, and as a Senior Associate in its London and Tokyo Offices.
Mar.	2012	Head of Legal of Molex Japan LLC
Jun.	2017	President of O’Connell Consultants
Jan.	2018	CEO of Catherine O’Connell Law (to present) - Serves as Co-Vice Chair of the Australian and New Zealand Chamber of Commerce in Japan and Co-Chair of Legal Services & IP Committee at the American Chamber of Commerce in Japan. Supports foreign nationals working in Japan by sharing information and advocacy efforts. In addition, she proactively supports women lawyers in Japan from diverse backgrounds by helping build an active community.

Reasons for nomination as an Outside Audit & Supervisory Board Member candidate

<Reasons for nomination as an Outside Audit & Supervisory Board Member candidate>

Ms. Catherine O’Connell possesses a wealth of practical experience in corporate legal departments and at law firms in Japan and abroad.

As in-house counsel, she has visited various entities in the U.S., Europe, Asia, and other regions to promote thorough compliance. She has first-hand experience understanding how each individual has different values in each region of the world. This led her to realize that it is crucial to maximize team performance by creating an organizational culture in which people with diverse talents and values can maximize their abilities.

We believe that Ms. Catherine O’Connell’s input will be valuable in TMC’s transformation into a mobility company. She will contribute to the increase of our corporate value by reflecting her knowledge of legal and compliance matters and her insight into international perspectives, diversity and inclusion in auditing TMC’s business execution. As such, we hereby nominate her as a candidate for Outside Audit & Supervisory Board Member.

<Independence of Outside Audit & Supervisory Board Member>

There is no special interest between the Group and Ms. Catherine O’Connell. TMC has determined that there are no conflicts of interest with shareholders and investors.

Notes: 1. Registration of independent Audit & Supervisory Board Member

Ms. Catherine O’Connell is a candidate to become an Outside Audit & Supervisory Board Member. Upon approval of her appointment pursuant to this Proposed Resolution, TMC plans to register her as an independent Audit & Supervisory Board Member with the Japanese stock exchanges on which TMC is listed.

2. Outline of limited liability agreement

Upon approval of Ms. Catherine O’Connell’s appointment pursuant to this Proposed Resolution, TMC plans to enter into a limited liability agreement with her to limit the amount of liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the “Companies Act”) to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

3. Outline of directors and officers liability insurance agreement

Upon approval of Ms. Catherine O’Connell’s appointment pursuant to this Proposed Resolution, she will be insured under the directors and officers liability insurance agreement described in Proposed Resolution 1.

Notes: 1: The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting (5/10/2023), except for the information of the number of TMC shares owned, which is as of 3/31/2023.

2: Outline of directors and officers liability insurance agreement

TMC has entered into a directors and officers liability insurance agreement with an insurance company under which the insurance premiums are fully borne by TMC. The agreement names all Members of the Board of Directors, Audit & Supervisory Board Members, Operating Officers, Executive Fellows, and Senior Fellows as insured persons. The insurance policy covers damages, court costs, etc. that may result from the insured being liable for the performance of their duties in the capacity of their offices. The directors and officers liability insurance agreement stipulates provisions to the effect that the scope of damages to be compensated upon losing a case shall be limited, and that insurance shall not be paid in the case of certain events, for the purpose of guaranteeing the appropriateness of the directors’ and officers’ execution of duties. The current agreement will expire in July 2023, and TMC plans to renew the agreement with similar provisions.

(Reference) Skills Matrix of Members of the Board of Directors and Audit & Supervisory Board Members of TMC (planned composition after the Ordinary General Shareholders' Meeting on June 14, 2023)

This skills matrix is based on the knowledge, experience, and abilities that TMC's Members of the Board of Directors and Audit & Supervisory Board Members have acquired in the past mainly as executives and managers. In addition to human resource development, which is the common skill we desire across all individuals, the matrix shows up to five skills per person that are priorities for us.

Name	Akio Toyoda	Shigeru Hayakawa	Koji Sato	Hiroki Nakajima	Yoichi Miyazaki	Simon Humphries	Ikuro Sugawara	Sir Philip Craven	Masahiko Oshima	Emi Osono	Masahide Yasuda	Katsuyuki Ogura	Takeshi Shirane	George Olcott	Ryuji Sakai	Catherine O'Connell
Image																
Position	Chairman of the Board of Directors	Vice Chairman of the Board of Directors	President, Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors	Outside member of the Board of Directors	Outside member of the Board of Directors	Outside member of the Board of Directors	Outside member of the Board of Directors	Audit & Supervisory Board Member	Audit & Supervisory Board Member	Audit & Supervisory Board Member	Outside Audit & Supervisory Board Member	Outside Audit & Supervisory Board Member	Outside Audit & Supervisory Board Member
Corporate management	●	●	●	●	●				●				●			
Governance	●	●					●	●	●	●	●	●		●	●	●
Global	●	●			●	●	●	●	●	●	●			●	●	●
Finance and accounting					●				●			●		●		
Environment and energy		●	●	●			●		●	●			●			
Software and digital				●		●	●									
Technology development			●	●		●				●	●					
Production	●				●						●		●			
Sports and motorsports	●	●	●					●								
Human resource development*	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●

*Human resource development is the common skill we desire across all individuals.

Proposed Resolution 3: Election of 1 Substitute Audit & Supervisory Board Member

In order to be prepared in the event that TMC lacks the number of Audit & Supervisory Board Members required by laws and regulations, we hereby request that 1 Substitute Audit & Supervisory Board Member be elected. The candidate for the position of a Substitute Audit & Supervisory Board Member is as below.

This proposal is made to elect a substitute for the current Outside Audit & Supervisory Board Member, Dr. George Olcott, and if the Proposed Resolution 2 is approved, Mr. Ryuji Sakai and Ms. Catherine O'Connell. In the event the candidate becomes an Audit & Supervisory Board Member, her term of office shall be the remaining part of her predecessor's term.

This resolution shall be effective until the commencement of the next Ordinary General Shareholders' Meeting, provided, however, that this resolution may be cancelled before the proposed Substitute Audit & Supervisory Board Member assumes office, by a resolution of the Board of Directors, subject to the approval of the Audit & Supervisory Board.

The submission of this proposal at this General Shareholders' Meeting was approved by the Audit & Supervisory Board.

Following is the nominee

Newly appointed



Maoko Kikuchi

Female

July 14, 1965 (Age: 57)

Number of TMC shares owned

—

Important concurrent duties

Attorney

Outside Director of MITSUI-SOKO HOLDINGS Co., Ltd.

Outside Director of Hitachi Construction Machinery Co., Ltd.

Brief career summary

Apr.	1992	Public Prosecutor at Public Prosecutor's Office, Mistry of Justice
Aug.	1997	Joined Paul Hastings, LLP (U.S.)
Mar.	1999	Registered as attorney
		Joined Nagashima & Ohno
Apr.	2004	Chief of the General Secretariat of the Japan Fair Trade Commission
May	2006	General Manager of Legal and Regulatory Affairs Div. of Vodafone K.K.
Apr.	2014	Executive Officer of Microsoft Japan Co., Ltd.
Jun.	2016	Standing Outside Audit & Supervisory Board Member of MITSUI-SOKO HOLDINGS Co., Ltd.
Aug.	2020	President of Compass International Law Office (to present)

Reasons for nomination as a Substitute Outside Audit & Supervisory Board Member candidate

Ms. Maoko Kikuchi is an attorney registered in Japan and New York, the U.S., and has been engaged in corporate legal affairs. She possesses a wealth of experience and advanced expertise in legal affairs and corporate governance acquired through serving at the Public Prosecutor's Office and the Japan Fair Trade Commission. As such, we believe that she is capable of adequately executing her duties and hereby nominate her as a candidate as a Substitute Outside Audit & Supervisory Board Member.

Notes: 1. The information included in the above table is as of the date of this reference document for this General Shareholders' Meeting (5/10/2023) except for the information of the number of TMC shares owned, which is as of 3/31/2023.

2. Matters related to the candidate to become a Substitute Outside Audit & Supervisory Board Member are as follows:

(1) There is no special interest between the Group and Ms. Maoko Kikuchi. Upon her assumption of office as an Outside Audit & Supervisory Board Member, TMC plans to register her as an independent Audit & Supervisory Board Member with the Japanese stock exchanges on which TMC is listed.

(2) Ms. Maoko Kikuchi served as Outside Audit & Supervisory Board Member of KADOKAWA CORPORATION from June 2020 to June 2022. On January 23, 2023, KADOKAWA CORPORATION published an investigation report to the effect that directors of KADOKAWA CORPORATION had engaged in acts highly likely to constitute bribery in relation to an agreement executed in June 2019, prior to Ms. Maoko Kikuchi's assumption of office as Outside Audit & Supervisory Board Member. She was not aware of such conduct during her term of office, and had regularly audited the entity's legal compliance structure and made various efforts to prevent any business from violating laws and regulations.

(3) Outline of limited liability agreement
Upon approval of her election pursuant to this Proposed Resolution and her assumption of office as an Audit & Supervisory Board Member, TMC plans to enter into a limited liability agreement with her to limit the amount of her liability as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

(4) Outline of directors and officers liability insurance agreement
Upon approval of her election pursuant to this Proposed Resolution and her assumption of office as an Audit & Supervisory Board Member, she will be included as an insured under the directors and officers liability insurance agreement described in Proposed Resolution 1.

Shareholder proposals Proposed Resolutions 4 is a joint proposal made by three shareholders.

Names of the Proposed Resolutions, details of the proposals, and their reasons are stated as is in the original text.

Proposed Resolution 4: Partial Amendments to the Articles of Incorporation

(Annual review and report on impact on TMC caused by climate-related lobbying activities and the alignment with the goals of the Paris Agreement)

1. Details of the proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall conduct a comprehensive, annual review and issue a report (at reasonable cost, omitting proprietary information) describing if, and how, the Company's climate-related lobbying activities (direct and through industry associations), including public statements, serve to reduce risks for the Company from climate change and how they align with the goals of the Paris Agreement and the Company's goal of carbon neutrality by 2050. The report should disclose any instances of misalignment with those goals, along with the planned actions to address these.

*TMC has asked the proposing shareholders to which article or clause in TMC's Articles of Incorporation the proposed provision shall be added. The proposing shareholders replied that they will leave the decision up to TMC.

2. Reason for the proposal

The new provision in the Articles of Incorporation is intended to ensure that the Company makes robust disclosures, as part of its annual reporting, of (i) which lobbying activities directed at the issue of climate change the group companies are pursuing (whether through directly or indirectly influencing the legislative and administrative process or through public influence activities), and (ii) the extent to which these serve to reduce risks for the group companies from climate change and how they are aligned with the goals of the Paris Agreement of 12 December 2015 to keep average global temperature rise well-below 2 degrees Celsius, aiming for 1.5 degrees Celsius.

The co-filing shareholders of the proposal recognise and appreciate that the Company issued a second report on climate lobbying in December 2022; "Toyota's Views on Climate Public Policies 2022." However, like the first report, this report falls far short of investor expectations as set forth, for example, by the Climate Action 100+ Net Zero Company Benchmarks for Climate Policy Engagement (please see the October 2021 edition (ENG)(JPN) and the September 2021 edition (ENG)(JPN) for details). Using the CA100+ Benchmark criteria, the quality of the Company's disclosure on climate policy engagement as of December 2022 was scored 36/100, the same low score as of December 2021.

The co-filing shareholders of the proposal find that the Company and shareholders alike could benefit from a strengthening of the Company's disclosures in 1) scope, covering more jurisdictions and trade associations, and 2) rigour in the analysis of potential misalignment with the goals of the Paris Agreement, and seek to support such strengthening by proposing an adjustment to the Company's Articles of Incorporation to introduce annual reporting on this material topic to the Company, shareholders and wider stakeholder groups in line with global investor expectations.

Such disclosures could serve to mitigate reputational and other risks, including potential backlash from customers, business partners, employees and investors associated with the Company's climate-related lobbying activities in recent years.

The co-filing shareholders of the proposal and other like-minded institutional shareholders of the Company such as Storebrand Asset Management have engaged intensively and constructively with the Company since 2021 and have encouraged the Board of Directors to support and recommend a vote for this proposal.

Opinion of TMC's Board of Directors

The Board of Directors is against this Proposed Resolution.

The Group considers climate change measures to be one of its important management tasks and is fully concentrated on seeking to achieve carbon neutrality by 2050. Since 2021, the Group has been carrying out the initiatives stated in this shareholder proposal, which is to review and report on impact on TMC caused by climate-related public relations activities and the alignment with the goals of the Paris Agreement. We have committed to updating such information each year taking into account feedback from our stakeholders.

The Group sets aggressive goals to achieve carbon neutrality by 2050. We aim to achieve global sales of 3.5 million units of battery electric vehicles (BEVs) per year by 2030 and at least halve global CO_2 emissions from new vehicles, including those from emerging countries, by 2035, compared to 2019 levels. The best way to achieve these goals is the mass-market adoption of electrified vehicles. However, there are still many obstacles. For example, the economic environment, energy policies, industrial policies, and customer needs differ from country to country and region to region. Countries and regions that have inadequate supplies of clean energy may continue to face a lack of charging infrastructure for decades to come. The Group believes in the idea of "introducing sustainable vehicles practically" to accelerate CO_2 emission reduction. Our initiatives include decarbonizing fuel and supplying a full lineup of electrified vehicles, such as hybrid electric vehicles (HEVs), plug-in hybrid electric vehicles (PHEVs), battery electric vehicles (BEVs), and fuel cell electric vehicles (FCEVs).

Thus, to achieve carbon neutrality by 2050, the Group must embrace many challenges and take action. The role of government and public policy is critical in achieving this goal. As a corporate citizen striving to be the "best in town", the Group engages in public relations activities to ensure that public policy, societal needs, technology development, and consumer needs are aligned to the greatest extent possible.

As part of our public relations activities this fiscal year, first of all, we helped launch the Committee on Mobility under the Nippon Keidanren (Japan Business Federation) in June 2022. The Committee on Mobility was set up to discuss how mobility-related industries can solve social issues and achieve future growth from perspective of "movement". In particular, discussions on carbon neutrality, including how to produce and transport energy, need to transcend the automotive industry. We will hold in-depth discussions with the over 200 cross-industry committee members, and ongoing dialogue with government and administrative agencies. One such example was a public-private roundtable meeting on mobility held at the Japanese Prime Minister's Office in November 2022.

We engage in public relations activities internationally as well. For example, in August 2022, the California Air Resources Board (CARB) approved the Advanced Clean Cars II rule (ACC II). In anticipation of this approval, Toyota Motor North America (TMNA) issued a letter to CARB supporting California's right to regulate in this area and aiming to achieve emissions reductions consistent with California's objectives using our portfolio of technologies. In June 2022, we co-wrote a letter to the U.S. Congress with other major automotive companies in support of giving tax credits to EVs. In Europe, Dr. Gill A. Pratt, Chief Scientist and Executive Fellow of the Group, made a presentation at the Davos World Economic Forum in January 2023. He explained, based on evidence, how we can decarbonize more quickly even amid shortages of resources that currently prevent a universal switch to carbon neutrality. In China, the Group made efforts for the Olympic Winter Games Beijing 2022 by working

together with the Beijing government and the Organising Committees to promote and introduce FCEVs at the event. Specifically, the Group provided a fleet of 140 units of the Mirai, 107 units of the FC Coaster (the fuel cell (FC) version of Toyota Coaster) and 212 FC systems to local bus operators, to boost decarbonization at the Olympic Winter Games Beijing 2022. Even after the closing of the Olympic Winter Games Beijing 2022, to carry on the legacy of the Olympics, we have been working with local governments to raise awareness of FC technology and its benefits. In June 2022, with the cooperation of the Beijing government, we began operating FC Coaster shuttle buses in Beijing's Central Business District.

Since 2021, the Group discloses *Toyota's Views on Climate Public Policies*, a yearly report detailing its climate public relations efforts. In FY2023, we plan to make the following improvements to this report. First, to improve transparency of our industry associations evaluation, we will appoint an accredited third party for the reviewing work. We also plan to double the number of industry associations we review and further enhance the disclosure.

In order to pass on Earth, this beautiful home planet, to the next generation, we will carry out a variety of carbon neutrality measures and public relations activities at countries that support them as we take resolute steps into the future where no answers are guaranteed.

On the other hand, the role of TMC's Board of Directors to address these issues is to make flexible and varying decisions according to the circumstances at the time, make agile changes as required, and swiftly turn decisions into action. Thus, the ideal state of disclosure is subject to sudden change as well. Generally, the articles of incorporation are intended to define the basic details of a corporation and its operation, and is not for stipulating matters related to specific business execution such as those in this shareholder proposal. Therefore, we would like to maintain our current Articles of Incorporation.

Going forward, we will continue open dialogue on climate change measures with the proposing shareholders, other institutional investors and environmental NGOs to achieve carbon neutrality by 2050.

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Business Report (Fiscal Year under review: April 1, 2022 through March 31, 2023)

1. Outlook of Associated Companies

(1) Progress and Achievement in Operation

Toyota group has continued to work on the “making ever-better cars” initiative to exceed the expectations of our customers. In order to promote product-based management, we have implemented the Toyota New Global Architecture (TNGA) platform, which realizes high performance in the basic car parts related to driving, turning, and braking, the "company system," which enables us to think with passion and responsibility for any type of car, and the "regional system," which responds to the market characteristics and customer needs in each region. There resulted in a balanced business structure offering a full lineup globally. Through these efforts, we have been able to speedily develop and deploy vehicles launched in the fiscal year under review by utilizing the TNGA platform. In addition, we are leveraging the long-selling brand power of the “Crown” and “GR Corolla” to build a lineup that meets the needs of the times.

TOYOTA



CROWN
CROWN

Our flagship with four variations for a new era to meet the diverse values and lifestyles of customers, while inheriting the Crown's DNA of innovation and limit-pushing.



Prius

To continue as the vehicle of choice for the coming generation, we have enhanced the stylish design and driving performance in addition to its core strength as an environmentally friendly car.



GR Corolla

Developed by putting into practice the concept of “making ever-better motorsports-bred cars”.

LEXUS



RZ

The first dedicated battery electric vehicle (BEV) Lexus model, embodying through advanced electrification technology Lexus’ unique vehicle design and driving experience.

Global full-lineup

Global business expansion(Regional Sales)

FY2022 (April 2022 through March 2023) 9,610 thousand units

(thousand units)

Japan
1,407
(14.6%)
North America
2,400
(25.0%)
Europe
1,044
(10.9%)
China
1,876
(19.5%)
Asia
(excluding China)
1,400
(14.6%)
Other
1,483
(15.4%)

Products to meet diverse needs

Japan
North America
Europe
China
Asia
(excluding China)
Other
Lexus
RX
ES
LX
Compact Cars
Aqua
Yaris
Corolla Sport
Sedan
Prius
Camry
Corolla Sedan
SUV Minivans
Noah
RAV4
Yaris Cross
Alphard
Land Cruiser
Sports Cars
Supra
GR Corolla
BEVs FCEVs
MIRAI
bZ4X
bZ3
Commercial Vehicles
JPN Taxi
PROACE
Hilux

General Economic Environment in FY2023

During the period under review, the global economy experienced an accelerated rise in consumer prices in both developed and emerging countries as energy and other prices soared against a backdrop of geopolitical tensions. From August onward, there were signs of a decline in demand due to concerns of a slowdown in the global economy as central banks in various countries accelerated the pace of monetary tightening.

Consolidated Financial Results for FY2023

While we maintained high product competitiveness through "making ever-better cars" and onsite efforts by dealers, suppliers, and plants, our consolidated earnings decreased for the period under review under the effects of supply constraints due to a shortage of semiconductors and the impact of materials prices.

(2) Consolidated Financial Summary

Yen in millions unless otherwise stated

	FY2020 (April 2019 through March 2020)	FY2021 (April 2020 through March 2021)	FY2022 (April 2021 through March 2022)	FY2023 (April 2022 through March 2023)
Sales revenues	29,866,547	27,214,594	31,379,507	37,154,298
Automotive	26,770,379	24,597,846	28,531,993	33,776,870
Financial Services	2,172,854	2,137,195	2,306,079	2,786,679
Other	923,314	479,553	541,436	590,749
Operating income	2,399,232	2,197,748	2,995,697	2,725,025
Net income attributable to Toyota Motor Corporation	2,036,140	2,245,261	2,850,110	2,451,318
Basic earnings per share attributable to Toyota Motor Corporation (yen)	145.49	160.65	205.23	179.47
Total shareholders' equity	21,339,012	24,288,329	27,154,820	29,264,213
Total assets	53,972,363	62,267,140	67,688,771	74,303,180

Notes:
1. Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").
2. The amounts represent sales revenues from external customers.
3. On October 1, 2021, TMC effected a five-for-one stock split of shares of its common stock. "Basic earnings per share attributable to Toyota Motor Corporation" is calculated based on the assumption that the stock split was implemented at the beginning of FY2020.

(3) Funding

The automotive business is mainly financed with funds from business operations. Starting in March 2021, Toyota has been issuing Woven Planet Bonds to create a foundation for fundraising in preparation for emergencies and to raise funds for projects that contribute to the achievement of the United Nations Sustainable Development Goals (SDGs). Funds necessary for the financial services business are mainly financed through the issuance of bonds and medium-term notes, as well as with borrowings. The balance of interest bearing debt as of the end of FY2023 was 29,380.2 billion yen.

(4) Capital Expenditures and R&D

As for capital expenditures, the Toyota group has promoted activities to decrease expenditures through effective use of our existing facilities and prioritization of individual projects. At the same time, we made investments in areas such as the remodeling of cars and the improvement of technological capabilities and productivity to strengthen our competitiveness. As a result, consolidated capital expenditures for FY2023 were 1,605.8 billion yen.

As for R&D expenditures, we aspired to reinforce advanced development for the future in new fields such as vehicle electrification and automated driving while also endeavoring to improve development efficiency. As a result, consolidated R&D expenditures for FY2023 were 1,241.6 billion yen.

(5) Policy on Determination of Distribution of Surplus

To reward long-term shareholders, TMC revised its policy on dividends and share repurchases effective from year-end shareholder returns for the year ended March 31, 2023.

Dividends:	Increase dividends stably and continuously
	60 yen (significant increase of +8 yen year on year)
Repurchase of shares:	Conduct flexibly taking into account our share price levels etc.
	Set maximum acquisition limit of 150.0 billion yen for both interim and year-end returns



(6) Initiatives to Achieve Carbon Neutrality

In April 2021, the Toyota group declared its commitment to take on the global challenge of working toward achieving carbon neutrality by 2050.
We are promoting practical electric vehicles that can reduce carbon emissions now and steadily, and offer sustainable options that are closely aligned with the energy situation in each region and the reality of how cars are used.

CY2021 | CY2022 | CY2023

BEV

'21/12 BEV strategy briefing



'22/4 Launched the all-new Lexus RZ



'22/5 Launched the all-new bZ4X

'22/10 Launched the all-new bZ3 (for China)

'22/11 Launched the all-new bZ compact SUV

'22/12 Launched the Hilux BEV Concept car

'23/1 Launched the AE86 BEV Concept car



'23/2 Announced the introduction of a new BEV in 2026

Battery

'21/7 Launched the all-new Aqua equipped with bipolar nickel-hydrogen battery

'22 Began production of lithium-ion batteries for bZ4X

'22/8 Announcement on investment of up to 730 billion yen in battery production in Japan and the U.S.

'22 Began production of lithium-ion LFP batteries for bZ3

Hydrogen・Carbon-neutral fuels

'21/5～ Participation in the Super Taikyu Series with hydrogen engine Corolla

Expand options for producing, transporting, and using hydrogen

'22/5～ Participation in the Super Taikyu Series with hydrogen engine Corolla And carbon –neutral GR86

'22/3 Collaborate to facilitate CO_2-free hydrogen production and usage for Woven City and beyond with ENEOS

'22/8 Demonstration run of hydrogen-engine GR Yaris at World Rally Championship (WRC) in Belgium

'22/12 Participation in 25-hour endurance race in Thailand with hydrogen engine Corolla

'23/1 Launched the AE86 H2 Concept car

Commercial Sector

'21/4 Established Commercial Japan Partnership Technologies Corporation (CJPT) with Isuzu and Hino to address social issues and contribute to the realization of carbon neutrality

'21/7 Suzuki and Daihatsu joined CJPT

'22/2 Announcement on acceleration of bus electrification

'22/7 Started planning and foundational research on hydrogen engines for heavy-duty commercial vehicles

'22/7 Introduced and began social implementation of fuel cell light-duty trucks in Fukushima

FCEV

'22/9 AEON and CJPT began improvement in logistics



'23/4 Introduced fuel cell light-duty trucks in Tokyo

'22/12 Charoen Pokphand Group(CP) and Toyota to join forces to study path toward carbon neutrality in Thailand



true

We will provide energy management using renewable energy sources such as biomass and waste feed in Thailand, efficient flows of goods and people using communication infrastructure and big data, and mobility that reflects customer use cases, including energy projects, economic conditions, driving range and loading capacity.

BIOGAS

'23/4 Siam Cement Group(SCG) and Toyota to join forces to study path toward carbon neutrality in Thailand



CARBON
NEUTRALITY

HEV・PHEV

'22/7 Launched the all-new Crown

'22/11 Launched the all-new Prius

ESG・Disclosure

'21/4 Pledge of carbon neutrality by 2050

'21/12～ Disclosed Toyota's views on Climate Public Policies

'22/9 The Keidanren (Japan Business Federation) Committee on Mobility held its inaugural session

'22/9 Validation and approval of Toyota's emissions reduction targets by the Science Based Targets initiative(SBTi)

'23/1 Explanation of efforts to achieve carbon neutrality at the World Economic Forum (Davos)

(7) Issues to be Addressed

We made a New Management Policy & Direction Announcement on April 7. Our new management structure's theme is "inheritance and evolution". The most important value we have cultivated is "Let's make ever-better cars!". While talking about cars on the front lines and striving hard to bring smiles to customers' faces, we continue to pursue ever-better cars. Together with the 370,000 Toyota associates around the world, our suppliers, and our dealers, we all make cars together. Car-making is a team effort. We will accelerate the taking on of challenges for the future, with a management style of "simultaneously and organically working as a team."

Aiming for the future

From now on, we aim to transform into a mobility company. Toyota's mission is "Producing happiness for all." For cars to continue being a necessary part of society, we need to change the future of the car. For that, there are two major themes, “carbon neutrality” and "expanding the value of mobility."



Carbon neutrality

We are fully committed to achieving carbon neutrality in 2050 over the entire life cycle of our vehicles. When it comes to car manufacturing, we will continue to pursue a variety of options, based on multi-pathway solutions, to stay close to the future of energy and the realities of each region.


カーボンニュートラル
Carbon neutrality
HEV
PHEV
BEV
FCEV
H2
CN燃料
マルチパスウェイ
Multi-pathway Approach

First, we will thoroughly implement whatever electrification, we can do immediately. We will strengthen sales of hybrid electric vehicles (HEV), including in emerging markets, and increase our number of plug-in hybrid electric vehicle (PHEV) options. We will expand our lineup of battery electric vehicles (BEV), which represent one important option, over the next several years.


CO2削減目標
CO2 reduction targets
2030年
▲33%
2035年
▲50%
2050年
カーボンニュートラル
2000年 2010年 2019年 2030年 2040年 2050年

We will do our utmost to develop BEVs and create new business models. We will also accelerate projects for the realization of the hydrogen society that we believe lies just beyond the BEV era. With partners across industries and countries, we will advance the expansion of the realm of hydrogen usage by such means as social implementation in Thailand and Fukushima, the mass production of commercial fuel cell electric vehicles (FCEV), and the development of hydrogen engine technologies in the arena of motorsports. Furthermore, we will work with the energy industry to develop technologies for carbon-neutral fuels.

We will work to promote electrified vehicles and reduce CO_2 emissions while leaving no one behind, including in emerging markets. Through this all-direction approach, we aim to reduce average CO_2 emissions for vehicles we sell worldwide by 33% by 2030 and by more than 50% by 2035 compared to 2019. We will continue to promote decarbonization globally and steadily toward 2050.

Expanding the value of mobility

The cars of the future will become more connected to society as they become more electrified, intelligent, and diversified. In addition to moving people's hearts and emotions and moving people and goods, we will gather the movements of energy and information and link them together as one through data. By doing so, we will be able to provide seamless mobility experiences that are connected with other mobilities, as well as provide new value for cars as part of the social infrastructure. Cars connected to society will also be closely connected to various services that support people's daily lives, such as telecommunications and finance, expanding the circle of new value-added services centered on mobility.

Toyota Mobility Concept

We have developed "Toyota Mobility Concept" as our vision of the mobility society that we are aiming for. Evolving the car to be more useful to society based on its essential values, that have been cultivated over time, such as safety, security, and being fun to drive. And realizing a mobility society in which everyone can move freely, happily, and comfortably. To strive toward such a future, we will continue our transformation into a mobility company in the following three domains.


Toyota
Mobility
Concept
1.0 クルマの価値の拡張
2.0 モビリティの拡張
3.0 社会システム化

The first is "Mobility 1.0." What we aim for in this is to expand the value of the car by connecting various types of movement. For example, BEVs offer new mobility possibilities for the transport of electricity. Collectively serving as an energy grid, BEVs can enhance the energy security of society. That is the kind of role that BEVs can also fulfill. Also, intelligence can evolve cars even further by utilizing information gathered from cars and customers. Our software platform Arene holds the key to this new kind of car-making. Connecting the latest hardware and software will enable cars and various software applications to freely connect. Arene will fulfill an important role as a platform to support this kind of evolution. We will do our utmost to develop a next-generation BEV for 2026 together with Woven By Toyota.

What we aim for in the second domain, "Mobility 2.0", is to expand mobility into new realms. There are many people whose mobility we are currently not able to support, such as the elderly, people living in

depopulated areas, and people in emerging markets in which the car market has yet to mature. New mobility possibilities, such as mobility in the sky, are also expanding. Toyota, in addition to having a full lineup of vehicles, has new forms of mobility, such as the e-Palette, as well as a network of colleagues across industries, such as those in the Mobility as a Service (MaaS) space. Leveraging these strengths, we would like to go beyond our current scope of business to provide greater mobility support to our customers around the world.

"Mobility 3.0" is about integration with social systems. We aim to create mobility ecosystems integrated with cities and society that tie into energy and transportation systems, logistics, as well as the way we live, and a future that realizes well-being. To do this, we will proceed with our demonstration experiments in Woven City. For example, we will advance our development of new logistics systems, and the development of city-integrated autonomous mobility, as well as demonstrations that start from Woven City of a CO_2-free hydrogen supply chain and of expanding the potential of hydrogen use in our daily lives. In addition to these demonstrations to date, which have utilized digital technologies, from 2025, we will accelerate comprehensive demonstrations in real cities, leading to social implementation together with our partners.

The most important message we want to convey through our mobility concept is that mobility lies beyond the evolution of the car. Cars lie at the center of our transformation into a mobility company. In order to expand the possibilities of cars, it is necessary to evolve based on the concepts of "Best-in-Town" and "ever-better cars", which we have long cultivated. We will change the future of cars based on our products and regions.

<u>Product-centered management</u>
Toyota Mobility Concept is centered on enhancing the value of the car, expanding new mobility and freedom of movement, and providing new services and energy solutions as part of social systems. The three approaches that hold the key to realizing this vision are electrification, intelligence, and diversification.



Electrification will be based on a multi-pathway approach. We will continue to tailor electrification to the needs of customers and individual regions by drawing on the strengths and characteristics of each vehicle type. We will expand our current lineup of BEVs, aiming to release ten new models by 2026, and expect to sell 1.5 million units annually by then. Further, we expect to launch a new generation of BEVs in 2026, that would double the driving range by using batteries with far greater efficiency, while also offering designs and driving performance to set hearts racing.

In addition, by drawing on the strengths of our Toyota Production System, we will change the way we

work to reduce the number of processes by half. This will entail a shift to more efficient lines, including autonomous inspections and unmanned transport powered by connected technology. We also aim to achieve carbon neutrality at all of our global plants by 2035. Also, we will overhaul existing supply chains by working with suppliers to procure superior quality parts at lower prices.

To realize these transformations, we are creating a new specialized unit. This specialized unit will work under a single leader entrusted with full authority, to handle every function, from development to production and business operation. We will support this new unit comprehensively through our polished competitiveness, as demonstrated by TNGA having the effect of halving our development intensity and in-house investment, and our 10-million-unit vehicle sales base.

For PHEVs, by increasing battery efficiency to extend the EV-mode driving range beyond 200 km, we will reposition PHEVs as "the practical BEV" and will work harder on developing this as another BEV option.

For FCEVs, we will pursue mass production centered on commercial vehicles. One feature of FCEVs is that the energy source, hydrogen, is lightweight, so even when traveling longer distances the vehicle is will not be heavy as a BEV, and less space is required. Refueling is also much quicker. We plan to promote FCEVs by starting with commercial vehicles, which permit us to take advantage of these strengths.

The second is intelligence. Intelligence will expand connectivity between cars, services, and society. The shift to intelligent cars will involve expanding advanced safety technology, multimedia, and other constantly evolving feature updates to all of our vehicles. At the same time, alongside advances in the onboard operating system, our next-generation BEVs will enable users to customize "ride feel" according to their preferences for how the vehicle runs, turns, and stops. By also honing the vehicles' essential attributes, we will create cars that are more fun to drive in terms of both hardware and software.

Intelligent services will provide new services that connect cars to cities and infrastructure. This year, we plan to commence social implementation of logistics systems that use real-time traffic information to boost transport efficiency, and systems that provide optimal energy management. Partnering with cities and public facilities, we will also expand our BEV charging network, while providing a variety of services that support the energy grid and people's lives. These efforts are already underway at Lexus.

With respect to intelligence in society, we will conduct demonstration experiments regarding various ways of connecting people, cars, and society in Woven City, which we have positioned as our "mobility test course." We will use Woven City to address any issues that come to light through social implementation of connected logistics services, before moving to once again implementing these services in society. By repeating this process, we will accelerate the realization of an intelligent society.

Finally, we come to diversification. Our approach to diversification, goes beyond cars to mobility itself, and even the energy sector. The diversification of cars will involve expanding our product lineup, services that utilize connected technology, as well as parts and accessories and businesses in collaborations with new partners.

With respect to diversification of mobility, we have developed an easy-lock system for securing wheelchairs with a single motion, utilizing the know-how we have accumulated over many years of developing welfare vehicles, and we plan to start installing this system in vehicles.

As for energy diversification, we have started demonstration experiments using hydrogen made from water, food loss and other waste, as well as carbon-neutral fuels made from biomass and other resources, in Japan and Thailand. Our energy use technology will also be strengthened in the field of motorsports with an aim to promoting widespread adoption in society.

Region-centered initiatives

We have refined the performance and cost of hybrid vehicles with each successive generation. As a result, we have been able to enhance greatly their earning power while investing in the future, growing with stakeholders, and reducing CO_2 emissions.
This is precisely an achievement of our region-centered management, which is based on our efforts to make ever-better cars.



We will continue to deepen our region-centered management and further solidify our business foundation. To do so, the first thing that we must address is how to achieve carbon neutrality. Carbon knows no borders, and CO_2 reduction is an issue that cannot wait. We need to immediately start with what we can do.

Therefore, to spread the use of electrified vehicles as quickly as possible and as much as possible, we need to be very attentive to the needs of our customers by taking into account local conditions and the diverse ways of using cars. Thus, along with enhancement of the BEV lineup, we will continue to enhance the attractiveness and competitiveness of all powertrains, including HEV and PHEVs.

In developed countries, in parallel with the preparation of BEVs, we will expand our product lineup, with a focus on the bZ series. In the U.S., we will start the local production of a 3-row SUV in 2025, that will be equipped with batteries to be produced in North Carolina, and we will seek to increase battery production capacity.

In China, we will launch two models of locally developed BEVs in 2024, fit to the local needs, and we plan

to continue to increase the number of models in the following years. In Asia and other emerging markets, we will make sure to respond to the growing demand for BEVs, starting with local production of BEV pickup trucks, and also by launching a compact BEV model by the end of the year.

In developed countries, the switch to BEVs is moving forward as the market matures, while in emerging markets, the market is expected to expand due to demand for new and additional vehicles. Toyota, with its full lineup and profitable HEVs and PHEVs, along with its diverse options of BEVs that it will be strengthening, will make sure to meet a wide range of global demand and is committed to further growth.

For growth in emerging markets, profitable HEVs will be used as a source of income, and with a value chain of approximately 10 million units sold, we will also take part in a wide range of business opportunities. In addition, we will achieve cost reductions and Kaizen by leveraging the strengths of the Toyota Production System (TPS), and thereby enhance our future investment capacity for the expansion of growth in BEVs and mobility areas, and establish a strong business foundation whereby carbon neutrality and growth can both be achieved.

While the technological innovations of electrification, intelligence and diversification are progressing, we would like to take on the challenge of contributing to regions in which we operate and to the overall good. For example, in the United States, the automotive industry is at a critical juncture, with people moving away from manufacturing and with structural costs increasing. By combining worksite-honed craftsman skills with intelligence to propose new ways of manufacturing and new "automation with human intelligence" processes, we want to do our part in preserving manufacturing in the United States while solving the country's labor shortage problem. We also plan to start collaborations with Charoen Pokphand and the Siam Cement Group in Thailand. This is the start of an implementation that uses electrification and connected technologies to connect vehicles, people and information, and utilize mobility as part of the social infrastructure. Through these initiatives, we will take on the challenge of solving regional problems such as serious traffic congestion, air pollution and frequent road accidents.

Let's change the future of cars!

No matter how times change, Toyota is a company that manages by way of its products. And we are a company that intends to produce happiness for all by responding to the diversification of its customers and societies around the world. There is a future mobility society that Toyota in particular can aim for because it has refined the strength of its full lineups worldwide.
In an uncharted era, we believe that it is action based on strong will and passion that will change the future. Together with our colleagues, we will challenge ourselves to think outside the box. We believe that future of mobility, one that is unique to carmakers and to Toyota, lies ahead. Let's change the future of cars! This is our theme as we aim to become a mobility company. Based on our unshakable motives, we will take on challenges with strong will and passion.

On March 4, 2022, TMC's consolidated subsidiary Hino Motors, Ltd. ("Hino") announced that it identified past misconduct in relation to its applications for certification concerning emissions and the fuel economy performance of its vehicle engines for the Japanese market. Hino subsequently received an investigation

report from a special investigation committee consisting of outside experts concerning this matter. Hino also was subject to an on-site inspection from the Ministry of Land, Infrastructure, Transport and Tourism ("MLIT"), and received a corrective action order from it. On October 7, 2022, Hino submitted a recurrence prevention report to MLIT. To clarify management responsibility regarding this matter, Hino decided to have four persons who were directors or senior managing officers resign, reduce the remuneration of directors, and request the voluntary return of part of the remuneration of certain past representative directors. Further, Hino formulated and announced "Three Reforms", namely reforms to management, corporate culture and vehicle manufacturing, to prevent future misconduct. Hino is committed to addressing this issue head on and living out with renewed intent its corporate mission: "We make a better world and future by helping people and goods get where they need to go."

Furthermore, on April 28, 2023, TMC's consolidated subsidiary, Daihatsu Motor Co., Ltd. ("Daihatsu") announced that it had committed procedural irregularities in approval applications for side collision tests for vehicles developed by Daihatsu destined for overseas markets. The irregularities were promptly reported to, and consultations were undertaken, with the inspection and certification authorities after they were discovered, and shipments of the vehicles at issue were suspended in the countries in which approval had been granted. In addition, Daihatsu has confirmed and reported that the vehicles at issue conform to laws and regulations in in-house re-tests using proper parts.

In the wake of the large-scale recalls that occurred in 2009, Toyota promised its customers around the world that it would not "run away, hide, or lie". Given this, we take very seriously the fact that this problem nevertheless occurred in our Group. For this matter, as the chief executive officer, TMC's President will take responsibility for improving the car manufacturing operations of Toyota and the group companies, while the Chairman of the Board of TMC will lead initiatives to strengthen governance and compliance.

At the Group's worksites, everyone is committed to making better cars. Toyota is a company where, when a problem occurs, everyone always stops, pursues the root cause by going and seeing the location or process where the problem exists, makes improvements, and works to prevent recurrence. This is the Toyota philosophy that has been cherished since the company's founding. We believe that there is no other way to regain the trust of our customers than for all the Group companies to return to this philosophy once again, for each Group company's top management to confront the problems at their respective workplaces, uncover them, and make improvements one by one, and continue this steady effort. The entire Group will work together to regain trust of our customers as soon as possible.

(8) Main Business

The Toyota group's business segments are automotive operations, financial services operations and all other operations.

Business	Main products and services
Automotive Operations	Vehicles (passenger vehicles, trucks and buses, and mini-vehicles), Parts & components for production, Parts, etc.
Financial Services Operations	Auto sales financing, Leasing, etc.
Other Operations	Information Technology, etc.

(9) Main Sites

<TMC>

Name	Location
Head Office	Aichi Prefecture
Tokyo Head Office	Tokyo
Nagoya Office	Aichi Prefecture
Honsha Plant	Aichi Prefecture
Motomachi Plant	Aichi Prefecture
Kamigo Plant	Aichi Prefecture
Takaoka Plant	Aichi Prefecture
Miyoshi Plant	Aichi Prefecture
Tsutsumi Plant	Aichi Prefecture
Myochi Plant	Aichi Prefecture
Shimoyama Plant	Aichi Prefecture
Kinu-ura Plant	Aichi Prefecture
Tahara Plant	Aichi Prefecture
Teiho Plant	Aichi Prefecture
Toyota Technical Center Higashi-Fuji	Shizuoka Prefecture
Toyota Technical Center Shimoyama	Aichi Prefecture

<Domestic and overseas subsidiaries>
Please see section "(11) Status of Principal Subsidiaries."

(10) Employees

Number of employees	Increase (Decrease) from end of FY2022
375,235	+2,418

(11) Status of Principal Subsidiaries

	Company name	Location	Capital/ Subscription	Percentage ownership interest	Main business
Japan			million yen		
	Toyota Financial Services Corporation	Aichi Prefecture	78,525	100.00	Management of domestic and overseas financial companies, etc.
	Hino Motors, Ltd.	Tokyo	72,717	50.11	Manufacture and sales of automobiles
	Daihatsu Motor Co., Ltd.	Osaka Prefecture	28,404	100.00	Manufacture and sales of automobiles
	TOYOTA Mobility Tokyo Inc.	Tokyo	18,100	100.00	Sales of automobiles
	Toyota Finance Corporation	Aichi Prefecture	16,500	100.00*	Finance of automobile sales, Card business
	Toyota Mobility Parts Co., Ltd.	Aichi Prefecture	15,000	54.08*	Sales of automobile parts
	Toyota Auto Body Co., Ltd.	Aichi Prefecture	10,372	100.00	Manufacture and sales of automobiles
	Toyota Motor Kyushu, Inc.	Fukuoka Prefecture	7,750	100.00	Manufacture and sales of automobiles
	Toyota Motor East Japan, Inc.	Miyagi Prefecture	6,851	100.00	Manufacture and sales of automobiles
	Daihatsu Motor Kyushu Co., Ltd.	Oita Prefecture	6,000	100.00*	Manufacture and sales of automobiles
	Cataler Corporation	Shizuoka Prefecture	551	56.51	Manufacture and sales of automobile parts
North America			in thousands		
	Toyota Motor Engineering & Manufacturing North America, Inc.	U.S.A.	USD 1,958,950	100.00*	Management of manufacturing companies in North America
	Toyota Motor Manufacturing, Kentucky, Inc.	U.S.A.	USD 1,180,000	100.00*	Manufacture and sales of automobiles
	Toyota Motor North America, Inc.	U.S.A.	USD 999,158	100.00*	Management of all North American affiliates
	Toyota Motor Credit Corporation	U.S.A.	USD 915,000	100.00*	Finance of automobile sales
	Toyota Motor Manufacturing, Indiana, Inc.	U.S.A.	USD 620,000	100.00*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing, Texas, Inc.	U.S.A.	USD 510,000	100.00*	Manufacture and sales of automobiles
	Toyota Motor Sales, U.S.A., Inc.	U.S.A.	USD 365,000	100.00*	Sales of automobiles
	Toyota Financial Savings Bank	U.S.A.	USD 1	100.00*	Finance of automobile sales
	Toyota Motor Manufacturing Canada Inc.	Canada	CAD 680,000	100.00	Manufacture and sales of automobiles
	Toyota Credit Canada Inc.	Canada	CAD 60,000	100.00*	Finance of automobile sales
	Toyota Canada Inc.	Canada	CAD 10,000	51.00	Sales of automobiles
	Toyota Motor Manufacturing de Baja California, S .de R.L.de C.V.	Mexico	MXN 3,834,821	100.00*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing de Guanajuato, S.A.de C.V.	Mexico	MXN 3,395,529	100.00*	Manufacture and sales of automobiles

	Company name	Location	Capital/ Subscription	Percentage ownership interest	Main business
Europe			in thousands		
	Toyota Motor Europe NV/SA	Belgium	EUR 3,504,469	100.00	Management of all European affiliates
	Toyota Motor Manufacturing France S.A.S.	France	EUR 268,079	100.00*	Manufacture and sales of automobiles
	Toyota France S.A.S.	France	EUR 2,123	100.00*	Sales of automobiles
	Toyota Motor Finance (Netherlands) B.V.	Netherlands	EUR 908	100.00*	Loans to overseas Toyota related companies
	Toyota Central Europe Sp. z o.o.	Poland	EUR 101	100.00*	Sales of automobiles
	Toyota Financial Services (UK) PLC	U.K.	GBP 253,350	100.00*	Finance of automobile sales
	Toyota (GB) PLC	U.K.	GBP 2,600	100.00*	Sales of automobiles
	Toyota Motor Manufacturing Czech Republic, s.r.o.	Czech Republic	CZK 5,140,000	100.00*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing Turkey Inc.	Turkey	TRY 150,165	90.00*	Manufacture and sales of automobiles
Asia			in thousands		
	Guangqi Toyota Engine Co., Ltd.	China	USD 670,940	70.00*	Manufacture and sales of automobile parts
	Toyota Motor (China) Investment Co., Ltd.	China	USD 118,740	100.00	Sales of automobiles
	Toyota Motor Finance (China) Co., Ltd.	China	CNY 4,100,000	100.00*	Finance of automobile sales
	Toyota Kirloskar Motor Private Ltd.	India	INR 7,000,000	89.00	Manufacture and sales of automobiles
	P.T. Astra Daihatsu Motor	Indonesia	IDR 894,370,000	61.75*	Manufacture and sales of automobiles
	PT. Toyota Motor Manufacturing Indonesia	Indonesia	IDR 19,523,503	95.00	Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Pte Ltd.	Singapore	SGD 6,000	100.00	Management of sales operations in Asia
	Kuozui Motors, Ltd.	Taiwan	TWD 3,460,000	70.00*	Manufacture and sales of automobiles
	Toyota Leasing (Thailand) Co., Ltd.	Thailand	THB 18,100,000	87.44*	Finance of automobile sales
	Toyota Motor Thailand Co., Ltd.	Thailand	THB 7,520,000	86.43	Manufacture and sales of automobiles
	Toyota Daihatsu Engineering & Manufacturing Co., Ltd.	Thailand	THB 1,300,000	100.00*	Management of manufacturing operations in Asia
Other			in thousands		
	Toyota Motor Corporation Australia Ltd.	Australia	AUD 481,100	100.00	Sales of automobiles
	Toyota Finance Australia Ltd.	Australia	AUD 120,000	100.00*	Finance of automobile sales
	Toyota Argentina S.A.	Argentina	ARS 260,000	100.00*	Manufacture and sales of automobiles
	Toyota do Brasil Ltda.	Brazil	BRL 6,709,980	100.00	Manufacture and sales of automobiles
	Toyota South Africa Motors (Pty) Ltd.	South Africa	ZAR 50	100.00*	Manufacture and sales of automobiles

Notes:

1. * Indicates that the ownership interest includes such ratio of the subsidiaries.
2. The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.

2. Status of Shares

(1) Total Number of Shares Authorized

        50,000,000,000 shares

(2) Total Number of Shares Issued

        16,314,987,460 shares

(3) Number of Shareholders

        989,548



Individuals, etc.
1,890,167 thousand shares
13.93%

Financial institutions, brokerages
5,295,215 thousand shares
39.04%

Other corporate entities
3,418,045 thousand shares
25.20%

Foreign corporate entities and others
2,961,753 thousand shares
21.83%

(Note) The ratio is calculated after deducting the number of shares of treasury stock (2,749,808 thousand shares) from the total number of shares issued.

(4) Major Shareholders

Name of Shareholders	Number of Shares (1,000 shares)	Percentage of Shareholding (%)
The Master Trust Bank of Japan, Ltd.	1,905,736	14.05
Toyota Industries Corporation	1,192,331	8.79
Custody Bank of Japan, Ltd.	908,259	6.70
Nippon Life Insurance Company	633,489	4.67
JPMorgan Chase Bank, N.A. (Standing Proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	535,113	3.94
DENSO Corporation	449,576	3.31
State Street Bank and Trust Company (Standing Proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	335,369	2.47
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (Standing Proxy: Sumitomo Mitsui Banking Corporation)	292,036	2.15
Mitsui Sumitomo Insurance Company, Limited	284,072	2.09
Tokio Marine & Nichido Fire Insurance Co., Ltd.	255,324	1.88

Notes:
1. The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of the Bank of New York Mellon, which is the depositary for holders of TMC's American Depositary Receipts (ADRs).
2. The percentage of shareholding is calculated after deducting the number of shares of treasury stock (2,749,808 thousand shares) from the total number of shares issued.

(5) Status of Shares Issued as Consideration for the Execution of Duties to Members of the Board of Directors and Audit & Supervisory Board Members during FY2023

	Number of Shares (1,000 shares)	Number of Recipients (Persons)
Members of the Board of Directors (excluding outside members of the Board of Directors)	368	5

3. Status of Members of the Board of Directors and Audit & Supervisory Board Members

(1) Members of the Board of Directors and Audit & Supervisory Board Members

Name	Position	Areas of responsibility	Important concurrent duties
Takeshi Uchiyamada	* Chairman of the Board of Directors	- Chairman of the Board of Directors - Chairman of the Executive Appointment Meeting - Chairman of the Executive Compensation Meeting	- Outside Director of JTEKT Corporation - Outside Director of MITSUI & CO., LTD.
Shigeru Hayakawa	* Vice Chairman of the Board of Directors	- Chief Privacy Officer	- Representative Director of Institute for International Economic Studies
Akio Toyoda	* President, Member of the Board of Directors	- Chief Executive Officer	- Chairman and CEO of Toyota Motor North America, Inc. - Chairman of TOYOTA FUDOSAN CO., LTD. - Chairman of Japan Automobile Manufacturers Association, Inc. - Member of the Board of Directors of DENSO CORPORATION - Representative Director of ROOKIE Racing, Inc. - Chairman of TOYOTA GAZOO Racing World Rally Team Oy
James Kuffner	Member of the Board of Directors	- Chief Digital Officer	- Chief Executive Officer and Representative Director of Woven Planet Holdings, Inc. - Representative Director of Woven Core, Inc. - President and Representative Director of Woven Alpha, Inc. - Outside Director of Joby Aviation, Inc.
Kenta Kon	Member of the Board of Directors	- Chief Financial Officer - Member of the Executive Appointment Meeting - Member of the Executive Compensation Meeting	- Member of the Board of Directors of Hino Motors, Ltd.
Masahiko Maeda	Member of the Board of Directors	- Chief Technology Officer	- Representative Director of Woven Planet Holdings, Inc. - Outside Director of Toyota Industries Corporation
Ikuro Sugawara	Member of the Board of Directors	- Member of the Executive Appointment Meeting - Member of the Executive Compensation Meeting	- Outside Director of Hitachi, Ltd. - Outside Director of FUJIFILM Holdings Corporation
Sir Philip Craven	Member of the Board of Directors	- Member of the Executive Appointment Meeting - Member of the Executive Compensation Meeting	
Teiko Kudo	Member of the Board of Directors	- Member of the Executive Appointment Meeting - Member of the Executive Compensation Meeting	- Director Senior Managing Executive Officer of Sumitomo Mitsui Financial Group, Inc. - Director and Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

Name	Position	Areas of responsibility	Important concurrent duties
Haruhiko Kato	Full-time Audit & Supervisory Board Member		
Masahide Yasuda	Full-time Audit & Supervisory Board Member		
Katsuyuki Ogura	Full-time Audit & Supervisory Board Member		- Outside Audit & Supervisory Board Member of Aichi Steel Corporation
Hiroshi Ozu	Audit & Supervisory Board Member		- Attorney - Outside Audit & Supervisory Board Member of MITSUI & CO., LTD. - Audit & Supervisory Board Member (External) of Shiseido Company, Limited
George Olcott	Audit & Supervisory Board Member		- Outside Director of Kirin Holdings Company, Limited
Ryuji Sakai	Audit & Supervisory Board Member		- Attorney

Notes:

1. * Representative Director
2. Mr. Akio Toyoda, who is President and a member of the Board of Directors, concurrently serves as Operating Officer (President).
3. Dr. James Kuffner, who is a member of the Board of Directors, concurrently serves as Operating Officer.
4. Mr. Kenta Kon and Mr. Masahiko Maeda, who are members of the Board of Directors, concurrently serve as Operating Officers (Executive Vice Presidents).
5. Mr. Ikuro Sugawara, Sir Philip Craven and Ms. Teiko Kudo, all of whom are members of the Board of Directors, are outside members of the Board of Directors. They are also Independent Directors as provided by the rules of the Japanese stock exchanges on which TMC is listed.
6. Mr. Hiroshi Ozu, Dr. George Olcott and Mr. Ryuji Sakai, all of whom are Audit & Supervisory Board members, are outside Audit & Supervisory Board members. They are also Independent Audit & Supervisory Board members as provided by the rules of the Japanese stock exchanges on which TMC is listed.
7. The "Important concurrent duties" are listed chronologically, in principle, based on the dates the executives assumed their present positions.
8. TMC has entered into Directors and Officers liability insurance contracts with an insurance company, naming all Members of the Board of Directors, Audit & Supervisory Board Members, Operating Officers, and Executive Fellows as insured persons. For details, please see Proposed Resolution 1 and Proposed Resolution 2 of the Reference Documents.
9. Audit & Supervisory Board Member who resigned in FY2023

Name	Position	Areas of responsibility and important concurrent duties	Resignation date
Yoko Wake	Audit & Supervisory Board Member	- Professor Emeritus of Keio University	November 30, 2022

Substitute Audit & Supervisory Board Member Ryuji Sakai was appointed as an Audit & Supervisory Board Member effective December 1, 2022.
10. Woven Planet Holdings, Inc. absorbed and merged with Woven Core, Inc. and Woven Alpha, Inc. and was renamed Woven by Toyota, Inc. on April 1, 2023.

11. The positions and areas of responsibility were changed on April 1, 2023, as follows:

Name	Position	Areas of responsibility
Akio Toyoda	* Chairman of the Board of Directors	- Chairman of the Board of Directors
Shigeru Hayakawa	* Vice Chairman of the Board of Directors	- Chief Privacy Officer - Chairman of the Executive Appointment Meeting - Chairman of the Executive Compensation Meeting
Takeshi Uchiyamada	* Member of the Board of Directors	
James Kuffner	Member of the Board of Directors	
Kenta Kon	Member of the Board of Directors	
Masahiko Maeda	Member of the Board of Directors	

* Representative Director

(2) Compensation to Members of the Board of Directors and Audit & Supervisory Board Members for FY2023

1) Details on Determination of the Amount and Calculation Method of Remuneration to members of the Board of Directors and Audit & Supervisory Board members and the Determination Method

a. Decision Making Policy and Process

TMC believes that it is critical to appoint individuals who practice "product-centered and region-centered management" and contribute to decision-making aimed at sustainable growth into the future according to the concept of the "Toyoda Principles*", which set forth our founding philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a mobility company through responding to electrification, intelligence, and diversification based on trust and friendship and internal two-way interactive teamwork, while working towards the solution of climate change and other social challenges. Executive compensation is an important method to motivate executives to take various actions and is determined according to the following policies.
* Please see the "Toyoda Principles" on page 3.

- It should be a system that encourages members of the Board of Directors to work to improve the medium- to long-term corporate value of TMC
- It should be a system that can maintain compensation levels that will allow TMC to secure and retain talented personnel
- It should be a system that motivates members of the Board of Directors to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as corporate managers

Policies for determining remuneration for each member of the Board of Directors are resolved by the Board of Directors. The remuneration is effectively linked to corporate performance while reflecting individual job responsibilities and performance in determining remuneration levels and methods. Remuneration for outside members of the Board of Directors and Audit & Supervisory Board members consists only of fixed payments. As a result, this remuneration is not readily impacted by business performance, helping to ensure independence from management.

Based on the resolution of the 115th Ordinary General Shareholders' Meeting held on June 13, 2019 concerning remuneration for the members of the Board of Directors of TMC, the maximum cash compensation was set at 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year), and the maximum share compensation was set at 4.0 billion yen per year. The number of members of the Board of Directors pursuant to the resolution of the 115th Ordinary General Shareholders' Meeting was nine (including three outside members of the Board of Directors).

The amount of remuneration for Audit & Supervisory Board members of TMC was set at 30 million yen or less per month at the 104th Ordinary General Shareholders' Meeting held on June 24, 2008. The number of Audit & Supervisory Board members pursuant to the resolution of the 104th Ordinary General Shareholders' Meeting was seven.

The amount of remuneration for each member of the Board of Directors and the remuneration system are decided by the Board of Directors and the "Executive Compensation Meeting," a majority of the members of which are outside members of the Board of Directors, in order to ensure the independence of the decisions. The members of the "Executive Compensation Meeting" are Takeshi Uchiyamada[*1] (Chairman), Chairman of the Board of Directors, and Kenta Kon[*2], a member of the Board of Directors, as well as Ikuro Sugawara, Sir Philip Craven, and Teiko Kudo, all outside members of the Board of Directors.

* 1. Shigeru Hayakawa, Vice Chairman of the Board of Directors, replaced Takeshi Uchiyamada, Chairman of the Board of Directors, as Chairman of the Executive Compensation Meeting on April 1, 2023.
  2. Kenta Kon, a member of the Board of Directors, replaced Koji Kobayashi, a member of the Board of Directors, as a member of the Executive Compensation Meeting on June 15, 2022. Yoichi Miyazaki, Operating Officer, subsequently replaced Kenta Kon as a member of the Executive Compensation Meeting on April 1, 2023.
     Koji Kobayashi, a member of the Board of Directors, retired as a member of the Board of Directors upon the conclusion of the Ordinary General Shareholders' Meeting held on June 15, 2022.
  3. The amount of remuneration for each outside member of the Board of Directors and the amount of remuneration for each non-outside member of the Board of Directors were determined at conventions of the Executive Compensation Meeting held in April 2022 and April 2023, respectively.

The Board of Directors resolves the policy for determining remuneration for and other payments to each member of the Board of Directors and the executive remuneration system as well as the total amount of remuneration for FY2023, and delegates the determination of the amount of remuneration for each member of the Board of Directors to the Executive Compensation Meeting. The Executive Compensation Meeting reviews the remuneration system for members of the Board of Directors and senior management on which it will consult with the Board of Directors and determines the amount of remuneration for each member of the Board of Directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance, in accordance with the policy for determining remuneration for and other payments to each member of the Board of Directors established by the Board of Directors. The Board of Directors considers that such decisions made by the Executive Compensation Meeting are in line with the policy on determining remuneration and other payments for each member of the Board of Directors.

Remuneration for Audit & Supervisory Board members is determined by the Audit & Supervisory Board within the scope determined by resolution of the shareholders' meeting.

FY2023 compensation was discussed and determined at the Executive Compensation Meetings held in April 2022, and March and April 2023.

Preparation meetings with only outside members of the Board of Directors were held five times in total: in July, September and October 2022, as well as January and February 2023. Remuneration for members of the Board of Directors were determined with the unanimous consent of the Executive Compensation Meeting.
<Major discussions made at the Executive Compensation Meetings>
 - Compensation level by position and duties
 - FY2023 KPI evaluation
 - Determination of individual compensation amount

b. Method of Determining Performance-based Remuneration (Bonus and Share Compensation)
1) Directors with Japanese citizenship (excluding outside members of the Board of Directors)
TMC sets the total amount of remuneration ("Annual Total Remuneration") received by each member of the Board of Directors in a year based on consolidated operating income, the fluctuation of TMC's market capitalization* and individual performance evaluation. The balance after deducting monthly compensation as fixed remuneration from Annual Total Remuneration constitutes performance-based remuneration.

TMC sets an appropriate executive compensation level for Annual Total Remuneration based on position and duties by referencing a benchmark of Japanese and also global companies selected based on the size of each person's role and other factors.
 * Calculated by multiplying the closing price of TMC's common stock for FY2023 on the Tokyo Stock Exchange by the number of shares issued after deducting the number of shares of treasury stock

<Concept of Each Item>

Consolidated operating income	Indicator for evaluating TMC's efforts based on business performance
Fluctuation of TMC's market capitalization	Corporate value indicator for shareholders and investors to evaluate TMC's efforts
Individual performance evaluation	Qualitative evaluation of performance of each member of the Board of Directors

<Method and Reference Value for Evaluating Indicators and Evaluation Result>

	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result
Consolidated operating income	70%	Evaluate the degree of attainment of consolidated operating income in FY2023, using required income (set in 2011) for TMC's sustainable growth as reference value	1 trillion yen	180%
Fluctuation of TMC's market capitalization	30%	Comparatively evaluate the fluctuation of TMC's market capitalization for FY2023 (average from January through March), using the market capitalization of TMC and TOPIX for FY2022 (average from January through March) as reference values	TMC: 30.4 trillion yen TOPIX: 1,909.75	

<Method of Setting Annual Total Remuneration>
Annual Total Remuneration is set using a theoretical formula that takes into account the benchmarking results of remuneration for members of the Board of Directors. Annual Total Remuneration is set based on consolidated operating income and the fluctuation of the market capitalization of TMC, and then adjusted based on individual performance evaluations. The evaluation takes into account various factors such as initiatives (including the ESG perspective) in keeping with the spirit of the Toyoda Principles*, which set forth our founding philosophy, trust from his or her peers and contribution to the promotion of human resources development. The scope of adjustments based on individual performance evaluations is set commensurate with position and job responsibilities within the range of 50% above or below Annual Total Remuneration. Annual Total Remuneration for each member of the Board of Directors is calculated based on evaluation results.
* Please see the "Toyoda Principles" on page 3.

2) Directors with foreign citizenship (excluding outside members of the Board of Directors)
Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow TMC to secure and retain talented personnel. Fixed remuneration is set, taking into account each member's job responsibilities and the remuneration standards of such member's home country (application determined individually). Performance-based remuneration is set based on consolidated operating income, the fluctuation of the market capitalization of TMC and individual performance, taking into account each member's job responsibilities and the remuneration standards of such member's home country (application determined individually). The concept of each item is the same as that for directors with Japanese citizenship (excluding outside members of the Board of Directors). In addition, there are cases where we provide income tax compensation for certain members of the Board of Directors in light of the difference in income tax rates with those of his or her home country.

c. Share Compensation System

TMC's Board of Directors resolves on share compensation within the maximum share compensation amount of 4.0 billion yen per year (with the aggregate number of TMC's common shares to be allotted to members of the Board of Directors of TMC excluding outside members of the Board of Directors to be subject to a maximum of 4 million shares per year in total) that was established at the 115th Ordinary General Shareholders' Meeting held on June 13, 2019 and the 118th Ordinary General Shareholders' Meeting held on June 15, 2022. The overview of the share compensation is as follows.

Eligible persons	Members of the Board of Directors of TMC (excluding outside members of the Board of Directors)
Total amount of the share compensation	Maximum of 4.0 billion yen per year
Amount of the share compensation payable to each member of the Board of Directors	Set each year as part of performance-based remuneration considering factors such as corporate results, duties, and performance
Type of shares to be allotted and method of allotment	Issue or disposal of common stock (with transfer restrictions under an allotment agreement)
Total number of shares to be allotted	Maximum of 4 million shares per year in total to eligible members of the Board of Directors (provided, however, that if a stock split, including a gratis allotment, or a reverse stock split of TMC's common shares is carried out after June 15, 2022, or in case of events that otherwise require an adjustment to the total number of TMC's common shares to be issued or disposed of as restricted share compensation, such total number of shares will be adjusted to a reasonable extent)
Amount to be paid	Determined by the Board of Directors of TMC based on the closing price of TMC's common stock on the Tokyo Stock Exchange on the business day prior to each resolution of the Board of Directors, within a range that is not particularly advantageous to eligible members of the Board of Directors
Transfer restriction period	A period of between three and fifty years, as predetermined by the Board of Directors of TMC
Conditions for removal of transfer restrictions	Restrictions will be removed upon the expiration of the transfer restriction period. However, restrictions will also be removed in the case of expiration of the term of office, death, or other legitimate reasons.
Gratis acquisition by TMC	TMC will be able to acquire all allotted shares without consideration in the case of violations of laws and regulations or other reasons specified by the Board of Directors of TMC during the transfer restriction period.

2) Amount of Compensation, the Amount of Compensation by Type of Compensation and the Number of Eligible Executives by Category of Executives

Category	Number of eligible executives	Amount of compensation by type (million yen)			Amount of compensation (million yen)
		Base compensation	Performance-based compensation		
		Monthly compensation	Bonus	Share compensation	
Members of the Board of Directors (incl. outside members of the Board of Directors)	10 (3)	961 (150)	397	785* (421thousand shares)	2,144 (150)
Audit & Supervisory Board members (incl. outside Audit & Supervisory Board members)	8 (5)	264 (56)	—	—	264 (56)
Total	18	1,226	397	785* (421thousand shares)	2,408

Notes:
1. The amount of cash compensation payable to members of the Board of Directors has been set at a maximum total of 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year) and the amount of share compensation has been set at a maximum total of 4.0 billion yen per year, by resolution at the 115th Ordinary General Shareholders' Meeting held on June 13, 2019. Cash compensation consists of monthly compensation and bonuses. The amount of compensation payable to Audit & Supervisory Board members has been set at a maximum total of 30 million yen per month by the resolution of the 104th Ordinary General Shareholders' Meeting held on June 24, 2008.
2. Performance-based compensation is granted in the amount calculated by multiplying the closing price of common stock on the date immediately before the date of the allotment resolution by the number of shares stated above pursuant to the resolution at the Board of Directors Meeting held on May 10, 2023.
   *The amount of share compensation stated above is calculated by multiplying the average price of common stock from January through March of FY2023 by the number of shares resolved, as a reference.
3. Share compensation was granted to two individuals, namely Mr. Shigeru Hayakawa, the Vice Chairman of the Board of Directors, and Mr. Akio Toyoda, the President and member of the Board of Directors.

(3) Status of Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members

1) Major activities for FY2023

Category	Name	Attendance of Board of Directors meetings (total attended/total held)	Attendance of Audit & Supervisory Board meetings (total attended/total held)
Member of the Board of Directors	Ikuro Sugawara	18/18	—
Member of the Board of Directors	Sir Philip Craven	18/18	—
Member of the Board of Directors	Teiko Kudo	18/18	—
Audit & Supervisory Board Member	Yoko Wake	9/11	9/11
Audit & Supervisory Board Member	Hiroshi Ozu	18/18	17/17
Audit & Supervisory Board Member	George Olcott	15/15	14/14
Audit & Supervisory Board Member	Ryuji Sakai	7/7	6/6

Note: The total number of meetings held varies due to the difference in the dates of assumption of office.

Each outside member of the Board of Directors and outside Audit & Supervisory Board member contributed by giving opinions based on his or her experience and insight.

Mr. Ikuro Sugawara and Sir Philip Craven, members of the Board of Directors, played appropriate roles as stated in <Recent contribution> and <Reasons for nomination as an outside member of the Board of Director candidate> of Proposed Resolution 1 of the Reference Documents.
Ms. Teiko Kudo has supervised execution of operation from an independent standpoint as an outside member of the Board of Directors. Specifically, she has contributed to the effective use of capital and risk management of TMC including precise advice on the importance of examining adequacy and effects of investments when making alliances and of being aware of potential risks in different regions. She based her advice on decision-making capabilities and insight in investment and financing in the environment and energy field as well as growth areas, gained through her career in banking. Along with this, she suggested further enhancement of discussions on how sharing information could contribute to management decisions and sustainability to improve the effectiveness of the Board of Directors. As a member of the Executive Appointment Meeting and the Executive Compensation Meeting, she has contributed to developing appropriate proposals by providing various opinions from a number of perspectives, including validating the appropriateness of various matters through confirming the background and reasons as well as examining TMC's unique compensation system that takes into account labor conditions in various regions around the world.

2) Details of Limited Liability Agreements
Agreements between the outside members of the Board of Directors or outside Audit & Supervisory Board members and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Companies Act, with liability limited to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

4. Status of Accounting Auditor
(1) Name of Accounting Auditor

PricewaterhouseCoopers Aarata LLC

(2) Compensation to Accounting Auditor for FY2023

1) Total compensation and other amounts paid by TMC for the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan

746 million yen

2) Total amount of cash and other property benefits paid by Toyota

1,916 million yen

Notes:
1. The Audit & Supervisory Board examined whether the content of the Accounting Auditor's audit plan, its execution of duties, basis for calculating the estimated compensation and others were appropriate, and thereupon agreed on the amount of compensation to the Accounting Auditor.
2. The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law.
3. The amount in 2) above includes compensation for advice and consultation concerning accounting matters and information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan.
4. Among principal subsidiaries of TMC, overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata LLC.

(3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor

If an Accounting Auditor falls under any of the items of Article 340, Paragraph 1 of the Companies Act and the Accounting Auditor's dismissal is accordingly deemed to be appropriate, the Audit & Supervisory Board shall dismiss the Accounting Auditor with the unanimous consent of the Audit & Supervisory Board Members.

If any event or situation that hinders an Accounting Auditor from appropriately executing its duties is deemed to have occurred, the Audit & Supervisory Board shall determine the content of a proposal for the dismissal or non-reappointment of the Accounting Auditor to be submitted to the General Shareholders' Meeting.

5. System to Ensure the Appropriateness of Business Operations and Outline of Implementation Status of Such Systems

Basic understanding of system to ensure appropriateness of business operations

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the "Guiding Principles at Toyota" and the "Toyota Code of Conduct." TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

System to ensure the appropriateness of business operations and outline of implementation status of such systems

TMC has endeavored to establish a system for ensuring the appropriateness of business operations as a corporate group and the proper implementation of that system in accordance with the "Basic Policies on Establishing Internal Controls." Each business year, TMC inspects the establishment and implementation of internal controls to confirm that the organizational units responsible for implementing internal controls are functioning autonomously and are enhancing internal controls as necessary, and findings from the inspection are reviewed at Sustainability Meetings and the Board of Directors' meetings.

(1) System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1) TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as explanation to members of the Board of Directors when they assume office.

2) TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors' meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3) TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance and risk management at the Sustainability Meetings or the Board of Directors' meetings, etc.

[Implementation status]

1) TMC has stipulated the fundamental provisions to be observed by Members of the Board of Directors and other executives in the "Guiding Principles at Toyota," the "Toyota Code of Conduct," the "Code of Ethics," etc., and all executives have been familiarized with these provisions. The relevant laws and regulations and the Articles of Incorporation that executives are to observe are listed in manuals to make all executives familiarized with those laws, regulations and rules and we conduct compliance education for newly appointed executives.

2) In executing business operations, matters to be discussed are properly presented to the Board of Directors and cross-sectional decision-making bodies in accordance with regulations that identify the matters to be discussed with decision-making bodies. Matters are then comprehensively examined before decisions are made. The following matters require a resolution of the Board of Directors: (1) matters stipulated in the Companies Act and other laws and ordinances, (2) matters stipulated in the Articles of Incorporation, (3) matters delegated for resolution at the General Shareholders' Meeting, and (4) other material business matters. The following matters are required to be reported to the Board of Directors: (1) status of execution of business operations and other matters stipulated in the Companies Act and other laws and ordinances and (2) other matters deemed necessary by the Board of Directors.

3) With the aim of establishing a governance structure that can deliver sustainable growth over the medium- to long-term in accordance with the "Guiding Principles at Toyota," "Toyota Global Vision," "Toyota Philosophy," etc., TMC deliberates on important topics pertaining to sustainability, corporate ethics, compliance and risk management as well as responses thereto at Sustainability Meetings or the Board of Directors' meetings, etc.

(2) System to retain and manage information relating to the execution of the duties of Members of the Board of Directors

[System]

Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

[Implementation status]

In accordance with the relevant internal rules as well as laws and regulations, all organizational units are required to properly retain and manage materials used by decision-making bodies, minutes of meetings, and other information needed for the execution of duties by Members of the Board of Directors. TMC has established global systems and mechanisms for addressing full range of information security issues, including the management of confidential information, and regularly conducts inspections of progress being made in this regard by TMC and its subsidiaries.

(3) Rules and systems related to the management of risk of loss

[System]

1) TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the "Ringi" system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors' meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2) TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3) TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4) As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

[Implementation status]

1) Budget is allocated to each organizational unit assigned to administer each expense item, general expenses, research and development expenses, capital expenditures, etc. and is managed in accordance with the earnings plan. Significant matters are properly submitted for discussion in accordance with standards in the rules stipulating the matters to be discussed at the Board of Directors and other decision-making bodies.

2) To ensure accurate financial reporting, commentaries are prepared on financial information collected to prepare consolidated financial reports, and these are distributed to subsidiaries as necessary. To ensure the timely and proper disclosure of information, information is collected through the Disclosure Committee, where decisions on the need for disclosure are made.

Processes of TMC and its key subsidiaries are being documented as required by law, and the effectiveness of internal control systems with respect to financial reporting is evaluated. The effectiveness of the disclosure process is also evaluated.

3) Regional CROs have been appointed to develop and oversee risk management systems for their respective regions under the supervision of CRO, who is responsible for global risk management of safety, quality, environmental and other risks. In addition, at the internal head offices, TMC has appointed the chief officer for each group and the risk officer for each department and division to be in charge of risk management for each function, and at each in-house company, TMC has appointed the president and the risk officer to be in charge of risk management for each product. Through this, TMC has established systems that enable collaboration and support with each regional headquarters, and these systems are reviewed and reinforced as necessary.

In the area of quality, the Global-CQO (Chief Quality Officer) is in charge of each Regional-CQO, and is promoting the improvement of products and services sincerely reflecting customer feedback, as well as the manufacturing that is in compliance with laws and regulations, across the entire company globally. TMC is also monitoring market developments and establishes and enhances management structure that responds to quality risks.

4) To prepare against disaster, Group/Region and all divisions have formulated business continuity plans (BCPs) for resuming production and restoring systems, among others, and they are continuing to improve these BCPs by conducting regular training (initial responses and restoration efforts) each year. TMC has also adopted a three-pronged approach to business continuity management (BCM) entailing concerted efforts by employees and their families, Toyota Group

companies and their suppliers, and TMC.

(4) System to ensure that Members of the Board of Directors exercise their duties efficiently

[System]

1) TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company's policies for each fiscal term.

2) Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota's advantageous "field-oriented" approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each in-house company, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota's management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers.

3) TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC's management and corporate activities.

[Implementation status]

1) TMC has formulated a medium-term management plan for each region, as well as in-house company management plans, based on long-term business strategies that reflect its customers' medium- to long-term values, technological trends, and so on.

In addition, TMC formulates a "Policy Guideline" establishing the general direction in which TMC should proceed that year. Furthermore, policies are managed consistently with such guideline by putting them into practice at each level of TMC's organization.

2) TMC has established product-based in-house companies, and adopted a field-oriented Group-wide organization in which each region, function and process is regarded as a "Group/Region" within which the "in-house companies" and individual divisions of the Group/Region play key roles in executing operations.

The Board of Directors makes decisions efficiently by appropriately receiving updates on the company's situation that are in line with the field from the president and chief officers who are also Operating Officers.

The in-house company presidents and responsible officers responsible for business execution are independently formulating and implementing policies for each organizational unit, and chief officers and higher management are supervising these efforts.

3) TMC has created opportunities to hear opinions from various stakeholders such as external experts in each region to obtain advice and information from an outside perspective, and utilizes them in the consideration of approaches to management and corporate activities.

(5) System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1) TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2) TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to the Sustainability Meetings and other meetings.

3) TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its hotline called "Toyota Speak Up Line" that TMC established, as well as through other channels.

[Implementation status]

1) TMC has worked to "visualize" operations and enhance the transparency of responsibility and authority, by clarifying the responsibilities of each organizational unit and by disclosing this information to all employees on our internal website. TMC is also providing training relating to problem-solving abilities in education programs for new recruits as well as in personnel-grade-specific education programs. TMC is fostering a workplace culture for quickly discovering and resolving problems by genchi genbutsu and making "kaizen" (improvements) to prevent recurrences.

2) TMC has been providing education to a wide range of employees including newly hired employees to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company.

Each organizational unit inspects its compliance framework in its key risk areas and undertakes efforts to make improvements. The outcome of these efforts is reported at Sustainability Meetings.

3) TMC has established a hotline called "Toyota Speak Up Line" to enable employees to consult with outside attorneys or the relevant internal persons in charge about problems and questions concerning compliance. TMC conducts investigations of the facts and takes necessary measures once informed of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC.

(6) System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

[System]

To share Toyota's management principles, TMC will expand the "Guiding Principles at Toyota" and the "Toyota Code of Conduct" to its subsidiaries, and develop and maintain a sound environment of internal controls for the business group by also promoting its management principles through exchanges of personnel.

In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries' financing and management and the roles of the division responsible for the subsidiaries' business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

1. System concerning a report to the corporation on matters relating to the execution of the duties of Members of the Board of Directors, etc. of subsidiaries

   TMC will require prior consent of TMC or a report to TMC on important managerial matters of subsidiaries based on the internal rules agreed between TMC and its subsidiaries. The important managerial matters of subsidiaries will be discussed at TMC's Board of Directors' meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

2. Rules and systems related to the management of risk of loss at subsidiaries

   TMC will require its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks. TMC will discuss significant matters and measures at the Sustainability Meetings or the Board of Directors' meeting, etc. in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

3. System to ensure that Members of the Board of Directors, etc. of subsidiaries exercise their duties efficiently

   TMC will require Members of the Board of Directors of its subsidiaries to promptly determine the management policies based on precise on-the-ground information, determine responsibilities, implement appropriate delegation of authority based on the responsibilities, and efficiently conduct business.

4. System to ensure that Members of the Board of Directors, etc. and employees of subsidiaries conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

   TMC will require its subsidiaries to establish a system concerning compliance. TMC will periodically confirm its status and report the result to TMC's Sustainability Meetings and other meetings.

TMC will promptly obtain information regarding legal compliance and corporate ethics of its subsidiaries and respond to problems and questions related to compliance of its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company and cover its subsidiaries in Japan and other channels.

[Implementation status]

TMC has extended the "Guiding Principles at Toyota" and the "Toyota Code of Conduct" to its subsidiaries. Through that as well as propagating the corporate philosophy through personnel exchanges, TMC is providing direction to ensure that these principles are suitably incorporated into the management philosophies and behavioral guidelines of its subsidiaries.

TMC clarified roles and tasks relating to subsidiary management and each department is managing the subsidiaries in a comprehensive manner appropriate to their positioning. Furthermore, each fiscal year TMC conducts inspections of subsidiary management by each department, the results of which are confirmed at the Board of Directors' meetings, etc.

1. TMC is providing direction to ensure that on important managerial matters at its subsidiaries, prior consent is sought from TMC or reports are submitted to TMC in accordance with internal rules agreed upon between TMC and its subsidiaries. Of such important managerial matters, those that have implications for Group operations are discussed at TMC's Board of Directors' meetings in accordance with TMC's standards stipulating matters to be discussed at the Board of Directors.

2. TMC is requiring its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks through regular communication with the subsidiaries. Significant matters and measures related thereto are discussed at the Sustainability Meetings or the Board of Directors' meetings, etc. in accordance with the standards relating to submission of matters.

3. TMC confirms that the organizational structure is reviewed at its subsidiaries to ensure efficient execution of operations, that responsibilities are being determined appropriately, and that authority is being appropriately delegated, and requires improvements to be made as necessary.

4. TMC examines significant risk areas to ensure that each subsidiary's systems for compliance are adequate and undertakes activities to improve these systems and reports the outcomes of these activities at its Sustainability Meetings, etc.

TMC has extended to its subsidiaries the financial compliance rules that should be instituted at the subsidiaries. TMC also provides subsidiaries with direction on carrying out regular voluntary inspections to ensure that these rules are permeated into the day-to-day operations of its subsidiaries.

In addition, to ensure that the duties performed by directors etc. of subsidiaries are in compliance with laws and regulations, TMC is working to raise awareness among those

directors etc. of the laws and regulations that they need to comply with, key points for ensuring such compliance, and so on.

TMC is made aware of problems and questions related to compliance at its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan. Factual investigations are conducted by subsidiaries and relevant divisions of TMC, and necessary measures, including corrective measures and reporting to relevant executives, are taken.

(7) System concerning employees who assist the Audit & Supervisory Board Members when required; System concerning independence of the said employees from Members of the Board of Directors; and System to ensure the effectiveness of instructions from the Audit & Supervisory Board Members to the said employees

[System]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. The said employees must follow the directions and orders from the Audit & Supervisory Board Members, and any changes in its personnel will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board.

[Implementation status]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. Prior consent of Audit & Supervisory Board Member selected by the Audit & Supervisory Board is obtained for organizational changes to and personnel of the Audit & Supervisory Board Office.

(8) System concerning a report to Audit & Supervisory Board Members and System to ensure that a person who has made the said report does not receive unfair treatment due to the making of said report

[System]

1) Members of the Board of Directors, from time to time, will properly report to the Audit & Supervisory Board Members any major business operations through the divisions in charge. If any fact that may cause significant damage to TMC and its subsidiaries is discovered, they will report the matter to the Audit & Supervisory Board Members immediately.

2) Members of the Board of Directors, Operating Officers, and employees will report on the business upon requests by the Audit & Supervisory Board Members periodically and as needed, and Members of the Board of Directors, etc. of subsidiaries will report as necessary. In addition, Members of the Board of Directors, Operating Officers, and employees will report to Audit & Supervisory Board Members on the significant matters that have been reported to the whistleblower offices established by TMC or its subsidiaries.

3) TMC maintains internal rules stipulating that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

[Implementation status]

1) Members of the Board of Directors, Operating Officers, employees, and TMC's subsidiaries are required to properly submit business reports to Audit & Supervisory Board Members, to report as necessary at meetings of the Audit & Supervisory Board, and to immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries.

2) TMC regularly reports to the Audit & Supervisory Board Members on the matters reported to or consulted with the hotline called "Toyota Speak Up Line", the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan, and the whistleblower offices established by its subsidiaries.

3) TMC has established and disseminated provisions in its rules on whistleblowing to ensure that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

(9) Policies on prepaid expenses for the execution of the duties of the Audit & Supervisory Board Members, on expenses for procedures for repayment and the execution of other relevant duties, or on debt processing

[System]

Regarding the expenses necessary for the Audit & Supervisory Board Members to execute their duties, TMC will take appropriate budgetary steps to secure the amount that the Audit & Supervisory Board Members deem necessary. TMC will also pay for expenses that become necessary as a result of circumstances that were not expected at the time of the taking of budgetary steps.

[Implementation status]

TMC has taken appropriate budgetary steps at the beginning of the fiscal year as part of ordinary corporate procedures for expenses deemed necessary by the Audit & Supervisory Board Members for them to execute their duties. TMC also pays for expenses that become necessary as a result of circumstances that were not expected when the budgetary steps were taken.

(10) Other systems to ensure that the Audit & Supervisory Board Members conducted audits effectively

[System]

TMC will ensure that the Audit & Supervisory Board Members attend major Executives' Meetings, inspect important Company documents, and make opportunities to exchange information between the Audit & Supervisory Board Members and Accounting Auditor periodically and as needed, as well as appoint external experts.

[Implementation status]

In addition to establishing a system whereby Audit & Supervisory Board Members can attend meetings of executive bodies that deliberate and decide on important projects, TMC ensures that important Company documents requested by Audit & Supervisory Board Members are made available to them. TMC also arranges for opportunities for the Audit & Supervisory Board Members and Accounting Auditor to exchange information at Audit & Supervisory Board meetings and other meetings convened as necessary.

Consolidated Financial Statements
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts are rounded to the nearest million yen)

Assets	FY2023 (As of March 31, 2023)	FY2022 (Reference) (As of March 31, 2022)	Liabilities	FY2023 (As of March 31, 2023)	FY2022 (Reference) (As of March 31, 2022)
Current assets	**26,459,781**	**23,722,290**	**Current liabilities**	**23,959,715**	**21,842,161**
Cash and cash equivalents	7,516,966	6,113,655	Trade accounts and other payables	4,986,309	4,292,092
Trade accounts and other receivables	3,586,130	3,142,832	Short-term and current portion of long-term debt	12,305,639	11,187,839
Receivables related to financial services	8,279,806	7,181,327	Accrued expenses	1,552,345	1,520,446
Other financial assets	1,715,675	2,507,248	Other financial liabilities	1,392,397	1,046,050
Inventories	4,255,614	3,821,356	Income taxes payable	404,606	826,815
Income tax receivable	218,704	163,925	Liabilities for quality assurance	1,686,357	1,555,711
Other current assets	886,885	791,947	Other current liabilities	1,632,063	1,413,208
Non-current assets	**47,843,399**	**43,966,482**	**Non-current liabilities**	**21,079,251**	**18,691,790**
Investments accounted for using the equity method	5,227,345	4,837,895	Long-term debt	17,074,634	15,308,519
Receivables related to financial services	16,491,045	14,583,130	Other financial liabilities	533,710	461,583
Other financial assets	10,556,431	9,517,267	Retirement benefit liabilities	1,065,508	1,022,749
Property, plant and equipment	12,633,974	12,326,640	Deferred tax liabilities	1,802,346	1,354,794
Land	1,426,370	1,361,791	Other non-current liabilities	603,052	544,145
Buildings	5,464,811	5,284,620	**Total liabilities**	**45,038,967**	**40,533,951**
Machinery and equipment	14,796,619	13,982,362			
Vehicles and equipment on operating leases	6,774,427	6,781,229	**Shareholders' equity**		
Construction in progress	846,866	565,528	**Total Toyota Motor Corporation shareholders' equity**	**28,338,706**	**26,245,969**
Less - Accumulated depreciation and impairment losses	(16,675,119)	(15,648,890)	Common stock	397,050	397,050
Right of use assets	491,368	448,412	Additional paid-in capital	498,728	498,575
Intangible assets	1,249,122	1,191,966	Retained earnings	28,343,296	26,453,126
Deferred tax assets	387,427	342,202	Other components of equity	2,836,195	2,203,254
Other non-current assets	806,687	718,968	Treasury stock	(3,736,562)	(3,306,037)
			Non-controlling interests	**925,507**	**908,851**
			Total shareholders' equity	**29,264,213**	**27,154,820**
Total assets	**74,303,180**	**67,688,771**	**Total liabilities and shareholders' equity**	**74,303,180**	**67,688,771**

Consolidated Financial Statements
CONSOLIDATED STATEMENT OF INCOME

(Amounts are rounded to the nearest million yen)

	FY2023 (April 1, 2022 through March 31, 2023)	FY2022 (Reference) (April 1, 2021 through March 31, 2022)
Sales revenues	**37,154,298**	**31,379,507**
Sales of products	34,367,619	29,073,428
Financial services	2,786,679	2,306,079
Costs and expenses	**34,429,273**	**28,383,811**
Cost of products sold	29,128,561	24,250,784
Cost of financial services	1,712,721	1,157,050
Selling, general and administrative	3,587,990	2,975,977
Operating income	**2,725,025**	**2,995,697**
Share of profit (loss) of investments accounted for using the equity method	643,063	560,346
Other finance income	379,350	334,760
Other finance costs	(125,113)	(43,997)
Foreign exchange gain (loss), net	124,516	216,187
Other income (loss), net	(78,109)	(72,461)
Income before income taxes	**3,668,733**	**3,990,532**
Income tax expense	**1,175,765**	**1,115,918**
Net income	**2,492,967**	**2,874,614**
Net income attributable to		
Toyota Motor Corporation	2,451,318	2,850,110
Non-controlling interests	41,650	24,504
Net income	**2,492,967**	**2,874,614**

Consolidated Financial Statements
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FY2023
(April 1, 2022 through March 31, 2023)

(Amounts are rounded to the nearest million yen)

	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders' equity	Non-controlling interests	Total shareholders' equity
Balances at April 1, 2022	397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820
Comprehensive income								
Net income	—	—	2,451,318	—	—	2,451,318	41,650	2,492,967
Other comprehensive income, net of tax	—	—	—	799,772	—	799,772	27,941	827,713
Total comprehensive income	**—**	**—**	**2,451,318**	**799,772**	**—**	**3,251,090**	**69,591**	**3,320,681**
Transactions with owners and other								
Dividends paid	—	—	(727,980)	—	—	(727,980)	(84,986)	(812,966)
Repurchase of treasury stock	—	—	—	—	(431,099)	(431,099)	—	(431,099)
Reissuance of treasury stock	—	334	—	—	573	907	—	907
Equity transactions and other	—	(181)	—	—	—	(181)	32,052	31,871
Total transactions with owners and other	**—**	**152**	**(727,980)**	**—**	**(430,526)**	**(1,158,353)**	**(52,934)**	**(1,211,287)**
Reclassification to retained earnings	—	—	166,831	(166,831)	—	—	—	—
Balances at March 31, 2023	397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

FY2022 (Reference)
(April 1, 2021 through March 31, 2022)

(Amounts are rounded to the nearest million yen)

	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders' equity	Non-controlling interests	Total shareholders' equity
Balances at April 1, 2021	397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329
Comprehensive income								
Net income	—	—	2,850,110	—	—	2,850,110	24,504	2,874,614
Other comprehensive income, net of tax	—	—	—	1,104,240	—	1,104,240	38,889	1,143,129
Total comprehensive income	**—**	**—**	**2,850,110**	**1,104,240**	**—**	**3,954,350**	**63,392**	**4,017,742**
Transactions with owners and other								
Dividends paid	—	—	(709,872)	—	—	(709,872)	(51,723)	(761,595)
Repurchase of treasury stock	—	—	—	—	(404,718)	(404,718)	—	(404,718)
Reissuance of treasury stock	—	227	—	—	362	588	—	588
Equity transactions and other	—	1,074	—	—	—	1,074	13,400	14,473
Total transactions with owners and other	**—**	**1,300**	**(709,872)**	**—**	**(404,357)**	**(1,112,928)**	**(38,323)**	**(1,151,252)**
Reclassification to retained earnings	—	—	208,712	(208,712)	—	—	—	—
Balances at March 31, 2022	397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Amounts are rounded to the nearest million yen unless otherwise stated.

[Significant matters pertaining to the preparation of consolidated financial statements]
1. Number of consolidated subsidiaries and associates accounted for by the equity method:
TMC has 569 consolidated subsidiaries and 168 associates accounted for by the equity method.

2. Basis of consolidated financial statements:
TMC's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), pursuant to the provision of Article 120, Paragraph 1 of the Ordinance on Accounting of Companies.
Also, pursuant to the provision of the latter part of the said paragraph, certain disclosure items required under IFRS are omitted in the consolidated financial statements.

3. Standards and methods of valuation of financial assets:
TMC and its consolidated subsidiaries as a group (collectively, "Toyota") initially recognizes financial assets when it becomes a party to a contract and classifies financial assets into "financial assets measured at amortized cost," "debt and equity financial assets measured at fair value through other comprehensive income" or "financial assets measured at fair value through profit or loss." The sale or purchase of financial assets that occurred in the normal course of business are recognized and derecognized at the trade date.

4. Standards and methods of valuation of inventories:
Inventories are valued at cost, not in excess of net realizable value. The cost of inventories is determined principally by using the weighted-average method.

5. Depreciation of property, plant and equipment and amortization of intangible assets:
Depreciation of property, plant and equipment is calculated on the straight-line method. An intangible asset with a finite useful life is amortized using the straight-line method.

6. Standards of accounting for provisions:
The amounts of liabilities for quality assurance are recognized primarily based on historical experience of repair costs and product failures.
Allowance for doubtful accounts and credit losses are recognized primarily based on the frequency of occurrence and loss severity. Retirement benefit liabilities are recognized based on defined benefit obligations measured by actuarial calculations less the fair value of plan assets.

7. Standards of accounting for revenues and expenses:
In the automotive operations, performance obligations are considered to be satisfied when completed vehicles and parts are delivered to the agreed locations with dealers. For parts for production, it is when they are loaded on a ship or delivered to manufacturing companies. We do not have any material significant payment terms as payment is received at or shortly after the point of sale.
Toyota's sales incentive programs principally consist of cash payments to dealers calculated based on total vehicle volume or vehicle unit sales of certain models sold by a dealer during a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program utilizing the most likely outcome method.
The sale of certain vehicles includes a contractual right, which entitles customers to free vehicle maintenance. We use an observable price to determine the stand-alone selling price for separate performance obligations or a cost plus margin approach when one is not available. Such revenues from free maintenance contracts are deferred and recognized as revenue over the period of the contract in proportion to the costs expected to be incurred in satisfying the obligations under the contract.
Revenues from the sales of vehicles under which Toyota conditionally guarantees the minimum resale value are recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in accordance with lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota's depreciation policy.
Interest income from financial services is recognized using the effective interest method. Revenues from operating leases are recognized on a straight-line basis over the lease term.
If the period between satisfaction of the performance obligation and receipt of consideration is expected to be within one year or less, as a practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component.
Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

[Accounting estimates]

Of the items recognized through accounting estimates in the consolidated financial statements for the year ended March 31, 2023, those that may have significant effects on the consolidated financial statements for the following year March 31, 2024 are as follows:

1. Liabilities for quality assurance   1,686,357 million yen

Liabilities for quality assurance mainly represent management's best estimate, at the time products are sold, of the total costs that Toyota will incur to repair or replace product parts that fail while still under warranty, as well as the costs of recalls and other safety measures.

The amount of liabilities for quality assurance is estimated primarily based on currently available information such as historical experience of repair costs and product failures.

2. Allowance for credit losses on finance receivables   336,413 million yen

Retail receivables and finance lease receivables consist of retail installment sales contracts secured by passenger cars and commercial vehicles.

The allowance for credit losses on finance receivables is measured at the portfolio level, based on a systematic, ongoing review and evaluation performed as part of the credit risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral, forward-looking information including movements of the world economy and other pertinent factors.

[Consolidated statement of financial position]

1. Allowance for doubtful accounts   121,628 million yen
    Allowance for credit losses   336,413 million yen

2. Components of other components of equity
    Exchange differences on translating foreign operations   1,902,493 million yen
    Net changes in revaluation of financial assets
    measured at fair value through other comprehensive income   933,702 million yen

3. Assets pledged as collateral   6,958,325 million yen

4. Guarantees   3,600,631 million yen

[Consolidated statement of changes in equity]

1. Shares of common stock issued and outstanding as of March 31, 2023
           16,314,987,460 shares

2. Dividends from surplus

(1) Cash dividends

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Directors' Meeting held on May 11, 2022	Common stock	385,792 million yen	28.0 yen	March 31, 2022	May 27, 2022
Directors' Meeting held on November 1, 2022	Common stock	342,187 million yen	25.0 yen	September 30, 2022	November 22, 2022

(2) Dividends of which record date falls in the year ended March 31, 2023 and effective date falls in the year ending March 31, 2024

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Directors' Meeting held on May 10, 2023	Common stock	474,781 million yen	35.0 yen	March 31, 2023	May 26, 2023

[Financial instruments]

1. Matters pertaining to the status of financial instruments
Toyota has certain financial instruments, which arose in the normal course of business, such as marketable securities and finance receivables. Toyota uses derivative financial instruments to manage the exposure to fluctuations in interest rates and foreign currency exchange rates.

2. Matters pertaining to the fair value of financial instruments

Assets (Liabilities)	Carrying amount (million yen)	Fair value (million yen)
Public and corporate bonds and stocks, other	10,688,818	10,688,818
Receivables related to financial services	24,770,851	24,741,916
Long-term debt (Including current portion)	(24,333,981)	(23,747,616)
Derivative financial assets	610,340	610,340
Derivative financial liabilities	(456,257)	(456,257)

3. Fair value information by level within the fair value hierarchy of financial instruments
In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.
Level 1: Quoted prices in active markets for identical assets or liabilities
Level 2: Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly
Level 3: Fair value measurement based on models using unobservable inputs for the assets or liabilities

(1) Financial assets and financial liabilities measured at fair value in the consolidated statement of financial position

Classification	Fair value (million yen)			
	Level 1	Level 2	Level 3	Total
Public and corporate bonds and stocks, other	7,631,420	2,656,793	400,606	10,688,818
Derivative financial assets	-	610,340	-	610,340
Derivative financial liabilities	-	(456,257)	-	(456,257)

(2) Financial assets and financial liabilities not measured at fair value in the consolidated statement of financial position

Classification	Fair value (million yen)			
	Level 1	Level 2	Level 3	Total
Receivables related to financial services	-	-	24,741,916	24,741,916
Long-term debt (Including current portion)	-	(18,598,205)	(5,149,410)	(23,747,616)

(3) Method of fair value measurement

The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods.

The methods and assumptions for measuring the fair value of assets and liabilities are as follows:

1) Receivables related to financial services
   The fair value of receivables related to financial services is estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value.
   As unobservable inputs are utilized, the fair value of receivables related to financial services is classified as Level 3.

2) Public and corporate bonds
   Public and corporate bonds include government bonds. Toyota primarily uses quoted market prices for identical assets to measure the fair value of these securities.

3) Stock
   Toyota primarily uses quoted market prices for identical assets to measure fair value. Therefore, stocks with an active market are classified as Level 1.
   Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3.
   Price book-value ratios ("PBR") of comparable companies, discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant.
   These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially.
   The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota's consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.

4) Derivative financial instruments
   Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota's derivative fair value measurements consider assumptions about counterparty and Toyota's own non-performance risk, using such as credit default probabilities.

5) Long-term debt (Including current portion)
   The fair value of long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities ("Loans Based on Securitization"), is estimated based on the discounted amounts of future cash flows using Toyota's current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts is classified as Level 2.
   The fair value of the Loans Based on Securitization is primarily estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. In case these valuations utilize unobservable inputs, the fair value of the Loans Based on Securitization is classified as Level 3.

[Revenue recognition]
  (1) Disaggregation of revenue
The table below shows Toyota's sales revenues from external customers by business and by product category.

	(million yen)
	For the year ended March 31, 2023
Sales of products	
Automotive	
Vehicles	28,394,256
Parts and components for production	1,710,422
Parts and components for after service	2,866,196
Other	805,995
Total automotive	33,776,870
All other	590,749
Total sales of products	34,367,619
Financial services	2,786,679
Total sales revenues	37,154,298

The majority of sales of products are revenues recognized from contracts with customers under IFRS 15 "Revenue from Contracts with Customers", and receivables related to such revenues are recognized as "Trade accounts and other receivables."

(2) Useful information in understanding the amount of revenue for the year ended March 31, 2023, the year ended March 31, 2024 and onward
  1) Contract liabilities
Contact liabilities consist of the following:

	(million yen)
	March 31, 2023
Contract liabilities	1,068,212

Contract liabilities are primarily related to advances received from customers. Contract liabilities are included in "Other current liabilities" and "Other non-current liabilities" in the consolidated statement of financial position. For the year ended March 31, 2023, the amounts transferred from contract liabilities at the beginning of the fiscal year to operating income were 529,016 million yen.

2) Performance obligations
The aggregate amounts of transaction prices allocated to unsatisfied performance obligations related to contracts that have original expected durations in excess of one year were 834,624 million yen as of March 31, 2023. The main contents of unsatisfied performance obligations are insurance revenues and maintenance revenues.
For insurance revenues, Toyota receives payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from three to 120 months. As of March 31, 2023, the unsatisfied performance obligations related to insurance revenues were 352,239 million yen, and Toyota expects to recognize as revenue 101,392 million yen in fiscal 2024, and 250,847 million yen thereafter.
For maintenance revenues, Toyota receives payments agreed upon in the contract at the inception of contract, and revenue is recognized over the term of the contract, which ranges from 18 to 84 months.
Unsatisfied performance obligations for sales of products related to contracts that have an original expected duration of one year or less have been excluded from this disclosure.

[Earnings per share]　　　　(Amounts are rounded to the nearest hundredth digit yen)
  1. Toyota Motor Corporation shareholders' equity per share
2,089.08 yen
  2. Earnings per share attributable to Toyota Motor Corporation
179.47 yen

Unconsolidated Financial Statements
UNCONSOLIDATED BALANCE SHEET
(As of March 31, 2023)

(Amounts are rounded to the nearest million yen)

(Assets)	FY2023	FY2022 (Reference)	(Liabilities)	FY2023	FY2022 (Reference)
Current assets	**9,646,496**	**8,340,434**	**Current liabilities**	**5,277,108**	**4,798,256**
Cash and deposits	2,965,923	2,137,425	Trade notes payable	—	8
Trade accounts receivable	1,665,651	1,407,374	Electronically recorded		
Marketable securities	1,069,082	1,830,005	obligations-operating	359,552	277,898
Finished goods	271,851	268,181	Trade accounts payable	1,264,905	944,991
Work in process	92,409	80,997	Current portion of long-term		
Raw materials and supplies	606,535	505,709	borrowings	131,000	296,000
Short-term loans	1,905,695	1,220,787	Current portion of bonds	287,060	111,195
Others	1,071,649	891,056	Other payables	499,418	491,574
Less: allowance for doubtful			Income taxes payable	124,141	424,239
accounts	(2,300)	(1,100)	Accrued expenses	1,509,935	1,451,135
Fixed assets	**13,583,824**	**12,650,607**	Deposits received	971,746	723,128
Property, plant and			Others	129,351	78,088
equipment	**1,493,848**	**1,447,816**	**Long-term liabilities**	**1,460,170**	**1,585,512**
Buildings, net	368,733	388,600	Bonds	840,590	1,011,950
Structures, net	72,847	67,075	Long-term borrowings	165,000	—
Machinery and equipment,			Allowance for retirement		
Net	276,458	286,311	benefits	358,876	362,871
Vehicle and delivery			Others	95,704	210,691
equipment, net	32,902	34,050	**Total liabilities**	**6,737,278**	**6,383,768**
Tools, furniture and fixtures,			(Net assets)		
Net	84,331	82,469	**Shareholders' equity**	**14,824,574**	**13,046,366**
Land	476,444	460,271	**Common stock**	**635,402**	**635,402**
Construction in progress	182,132	129,040	**Capital surplus**	**655,656**	**655,323**
Investments and other			Capital reserve	655,323	655,323
assets	**12,089,976**	**11,202,790**	Other capital surplus	334	—
Investments in securities	8,396,331	7,441,721	**Retained earnings**	**17,275,243**	**15,066,843**
Investments in subsidiaries			Legal reserve	99,454	99,454
and affiliates	2,923,559	2,951,787	Other retained earnings	17,175,789	14,967,389
Long-term loans	306,069	314,203	Reserve for special		
Deferred tax assets	203,011	240,473	depreciation	8	42
Others	307,705	299,507	Reserve for reduction of		
Less: allowance for doubtful			acquisition cost of fixed		
accounts	(46,700)	(44,900)	assets	8,852	9,886
			General reserve	6,340,926	6,340,926
			Retained earnings carried		
			forward	10,826,003	8,616,535
			Less: treasury stock	**(3,741,728)**	**(3,311,202)**
			Valuation and translation		
			adjustments	**1,668,468**	**1,560,906**
			Net unrealized gains on		
			other securities	**1,668,468**	**1,560,906**
			Total net assets	**16,493,041**	**14,607,272**
Total	**23,230,320**	**20,991,040**	**Total**	**23,230,320**	**20,991,040**

Unconsolidated Financial Statements
UNCONSOLIDATED STATEMENT OF INCOME
(April 1, 2022 through March 31, 2023)

(Amounts are rounded to the nearest million yen)

	FY2023	FY2022 (Reference)
Net revenues	**14,076,956**	**12,607,858**
Cost of sales	11,039,192	10,295,206
Gross profit	**3,037,764**	**2,312,652**
Selling, general and administrative expenses	1,367,280	1,182,963
Operating income	**1,670,484**	**1,129,689**
Non-operating income	**2,157,826**	**1,151,431**
Interest income	156,740	62,377
Dividend income	1,575,737	856,050
Others	425,349	233,005
Non-operating expenses	**307,462**	**109,591**
Interest expenses	19,998	15,279
Others	287,464	94,312
Ordinary income	**3,520,848**	**2,171,530**
Income before income taxes	**3,520,848**	**2,171,530**
Income taxes – current	591,860	531,400
Income taxes – deferred	(7,391)	(53,817)
Net income	**2,936,379**	**1,693,947**

Unconsolidated Financial Statements
UNCONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
FY2023
(April 1, 2022 through March 31, 2023)

(Amounts are rounded to the nearest million yen)

		Shareholders' equity									
		Capital surplus			Retained earnings						
						Other retained earnings					
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward	Total retained earnings
Balance at the beginning of current period	635,402	655,323	–	655,323	99,454	42	9,886	6,340,926	8,616,535	15,066,843
Changes of items during the period										
Reversal of reserve for special depreciation						(34)			34	–
Reversal of reserve for reduction of acquisition cost of fixed assets							(1,034)		1,034	–
Dividends paid									(727,980)	(727,980)
Net income									2,936,379	2,936,379
Repurchase of treasury stock										
Reissuance of treasury stock			334	334						
Net changes of items other than shareholders' equity										
Total changes of items during the period	–	–	334	334	–	(34)	(1,034)	–	2,209,467	2,208,400
Balance at the end of current period	635,402	655,323	334	655,656	99,454	8	8,852	6,340,926	10,826,003	17,275,243

(Amounts are rounded to the nearest million yen)

	Shareholders' equity		Valuation and translation adjustments		
	Treasury stock	Total shareholders' equity	Net unrealized gains on other securities	Total valuation and translation adjustments	Total net assets
Balance at the beginning of current period	(3,311,202)	13,046,366	1,560,906	1,560,906	14,607,272
Changes of items during the period					
Reversal of reserve for special depreciation		–			–
Reversal of reserve for reduction of acquisition cost of fixed assets		–			–
Dividends paid		(727,980)			(727,980)
Net income		2,936,379			2,936,379
Repurchase of treasury stock	(431,099)	(431,099)			(431,099)
Reissuance of treasury stock	573	907			907
Net changes of items other than shareholders' equity			107,562	107,562	107,562
Total changes of items during the period	(430,526)	1,778,207	107,562	107,562	1,885,769
Balance at the end of current period	(3,741,728)	14,824,574	1,668,468	1,668,468	16,493,041

FY2022 (Reference)
(April 1, 2021 through March 31, 2022)

(Amounts are rounded to the nearest million yen)

		Shareholders' equity								
		Capital surplus			Retained earnings					
						Other retained earnings				
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward	Total retained earnings
Balance at the beginning of current period	635,402	655,323	20,978	676,301	99,454	91	8,954	6,340,926	8,013,393	14,462,819
Cumulative effects of changes in accounting policies									104,125	104,125
Restated balance	635,402	655,323	20,978	676,301	99,454	91	8,954	6,340,926	8,117,517	14,566,943
Changes of items during the period										
Reversal of reserve for special depreciation						(50)			50	–
Appropriation to reserve for reduction of acquisition cost of fixed assets							1,003		(1,003)	–
Reversal of reserve for reduction of acquisition cost of fixed assets							(71)		71	–
Dividends paid									(712,870)	(712,870)
Net income									1,693,947	1,693,947
Repurchase of treasury stock										
Reissuance of treasury stock			192	192						
Retirement of treasury stock			(502,348)	(502,348)						
Transfer to capital surplus from retained earnings			481,177	481,177					(481,177)	(481,177)
Net changes of items other than shareholders' equity										
Total changes of items during the period	–	–	(20,978)	(20,978)	–	(50)	932	–	499,018	499,900
Balance at the end of current period	635,402	655,323	–	655,323	99,454	42	9,886	6,340,926	8,616,535	15,066,843

(Amounts are rounded to the nearest million yen)

	Shareholders' equity		Valuation and translation adjustments		
	Treasury stock	Total shareholders' equity	Net unrealized gains on other securities	Total valuation and translation adjustments	Total net assets
Balance at the beginning of current period	(3,168,492)	12,606,029	1,287,992	1,287,992	13,894,021
Cumulative effects of changes in accounting policies		104,125			104,125
Restated balance	(3,168,492)	12,710,154	1,287,992	1,287,992	13,998,146
Changes of items during the period					
Reversal of reserve for special depreciation		–			–
Appropriation to reserve for reduction of acquisition cost of fixed assets		–			–
Reversal of reserve for reduction of acquisition cost of fixed assets		–			–
Dividends paid		(712,870)			(712,870)
Net income		1,693,947			1,693,947
Repurchase of treasury stock	(645,371)	(645,371)			(645,371)
Reissuance of treasury stock	313	506			506
Retirement of treasury stock	502,348	–			–
Transfer to capital surplus from retained earnings		–			–
Net changes of items other than shareholders' equity			272,914	272,914	272,914
Total changes of items during the period	(142,710)	336,212	272,914	272,914	609,127
Balance at the end of current period	(3,311,202)	13,046,366	1,560,906	1,560,906	14,607,272

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS

*Amounts are rounded to the nearest million yen unless otherwise stated.

[Significant accounting policies]

1. Standards and methods of valuation of assets

(1) Standards and methods of valuation of securities
Equity securities of subsidiaries and affiliates are stated at cost determined on the moving-average method.
Other securities:
Other securities other than equity securities, etc. without market prices are stated at fair value (Differences in valuation are included directly in net assets; costs of securities are determined on the moving-average method.)
Equity securities, etc. without market prices are stated at cost determined on the moving-average method.

(2) Standards and methods of valuation of inventories
Standards:
Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value)
Methods:
Generally, average method

2. Depreciation of property, plant and equipment is computed on the declining balance method.

3. Standards of accounting for reserves

(1) Allowance for doubtful accounts:
To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables.

(2) Allowance for retirement benefits:
To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year.

4. Standards of accounting for revenues and expenses
In the automotive operations, performance obligations are considered to be satisfied when completed vehicles and parts are delivered to the agreed locations with dealers. For parts for production, it is when they are loaded on a ship or delivered to manufacturing companies. We do not have any material significant payment terms as payment is received at or shortly after the point of sale.
TMC's sales incentive programs principally consist of cash payments to dealers calculated based on total vehicle volume or vehicle unit sales of certain models sold by a dealer during a certain period of time. TMC accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program utilizing the most likely outcome method.
The sale of certain vehicles includes a contractual right, which entitles customers to free vehicle maintenance. We use an observable price to determine the stand-alone selling price for separate performance obligations or a cost plus margin approach when one is not available. Such revenues from free maintenance contracts are deferred and recognized as revenue over the period of the contract in proportion to the costs expected to be incurred in satisfying the obligations under the contract.

[Changes in accounting policies]
TMC has adopted the "Implementation Guidance on Accounting Standard for Fair Value Measurement" (ASBJ Guidance No. 31, June 17, 2021) from the beginning of the year ended March 31, 2023. The new accounting policies prescribed by the Guidance will be applied prospectively in accordance with the transitional treatment the Guidance sets forth in Paragraph 27-2. This does not affect the unconsolidated financial statements.

[Accounting estimates]
Of the items recognized through accounting estimates in the unconsolidated financial statements for the year ended March 31, 2023, those that may have significant effects on the unconsolidated financial statements for the following fiscal year are as follows:
Liabilities for quality assurance 1,267,086 million yen

Liabilities for quality assurance contained in accrued expenses mainly represent management's best estimate, at the time products are sold, of the total costs that TMC will incur to repair or replace product parts that fail while still under warranty, as well as the costs of recalls and other safety measures. The amount of liabilities for quality assurance is estimated primarily based on currently available information such as historical experience of repair costs and product failures.

[Unconsolidated balance sheet]

1. Accumulated depreciation of property, plant and equipment   3,819,555 million yen

2. Receivables from and payables to subsidiaries and affiliates
Short-term receivables   3,681,969 million yen
Long-term receivables   330,129 million yen
Short-term payables   2,414,922 million yen

3. The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan.

[Unconsolidated statement of income]
Transactions with subsidiaries and affiliates
Net sales   9,183,453 million yen
Purchases   6,768,580 million yen
Non-operating transactions   1,789,613 million yen

[Unconsolidated statement of changes in net assets]
Type and number of treasury stock at the end of FY2023
Common stock   2,749,807,731 shares

[Tax effect accounting]
TMC has adopted the group tax sharing system from the year ended March 31, 2023. In addition, TMC accounts for and discloses income taxes, local income taxes, and tax effect accounting in accordance with the "Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System" (PITF No. 42, August 12, 2021).
Deferred tax assets mainly relate to accrued expenses, impairment losses on securities, and depreciable assets, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities.

[Related-party transactions]

1. Subsidiaries, affiliates, etc.

Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Subsidiary	Toyota Motor Sales, U.S.A., Inc.	Holding Indirect 100.00%	Sales of TMC products	Mainly vehicle sales (Note 1)	2,072,959	Trade accounts receivable	301,208
				Loan of funds (Note 2)	431,356 (Note 2)	Loans	832,213
Subsidiary	Toyota Motor Europe NV/SA	Holding Direct 100.00%	Sales of TMC products	Loan of funds (Note 2)	282,423 (Note 2)	Loans	339,972
Subsidiary	Daihatsu Motor Co., Ltd.	Holding Direct 100.00%	Purchase of Daihatsu Motor products	Deposit of funds (Note 2)	289,958 (Note 2)	Deposits received	301,897
Subsidiary	Toyota Financial Services Corporation	Holding Direct 100.00%	Deposit of Toyota Financial Services funds Concurrent posting of directors	Deposit of funds (Note 2)	279,344 (Note 2)	Deposits received	337,080

Note :
1. Terms of transactions, including price terms, are determined through negotiations.
2. The interest rates of loan of funds and deposit of funds are determined based on the market interest rate. The transaction amount represents average balance during the fiscal year.

2. Members of the Board of Directors, Audit & Supervisory Board Members, major shareholders, etc.

Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Company, etc. with a majority of its voting interests held by TMC executives or their close relatives	ROOKIE Racing, Inc. (Note 1)	—	Outsourcing (participating in motorsport competitions, evaluating prototypes, etc.) Vehicle sales Dispatch of secondees Business support Concurrent posting of directors	Payment for outsourcing service (Note 2)	464	Other payables	57
				Income from vehicle sales, etc. (Note 2)	28	Other receivables	8
				Salaries of secondees/ Income from business support, etc. (Note 2)	166	Other receivables	15

Note :
1. Mr. Akio Toyoda, who is President and a member of the Board of Directors, indirectly holds 100.00% of the voting interests. Mr. Akio Toyoda was appointed as the Chairman of the Board of Directors effective April 1, 2023.
2. Terms and conditions of transactions are determined through appropriate negotiations taking into account costs incurred, etc.

[Earnings per share]　　　　　　　　　　　(Amounts are rounded to the nearest hundredth digit yen)
　1. Net assets per common stock　　　　　　　　　　　　　　　　　　1,215.84 yen
　2. Net income per common stock　　　　　　　　　　　　　　　　　　214.99 yen

Independent Auditor's Report
(English Translation*)

May 3, 2023

To the Board of Directors of Toyota Motor Corporation

PricewaterhouseCoopers Aarata LLC
Nagoya office

Mami Kato, CPA
Designated limited liability Partner
Engagement Partner

Kenji Tezuka, CPA
Designated limited liability Partner
Engagement Partner

Takeshi Yamaguchi, CPA
Designated limited liability Partner
Engagement Partner

Satoko Nakatani, CPA
Designated limited liability Partner
Engagement Partner

Opinion

We have audited, pursuant to Article 444 (4) of the Companies Act of Japan, the accompanying consolidated financial statements, which comprise the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of changes in equity, and the notes to the consolidated financial statements, of Toyota Motor Corporation and its subsidiaries (hereinafter referred to as the "Company") for the fiscal year from April 1, 2022 to March 31, 2023.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the consolidated financial statements in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Company in accordance with the ethical requirements in Japan that are relevant to our audit of the consolidated financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its accompanying supplementary schedules. Management is responsible for the preparation and disclosure of the other information. In addition, the Audit & Supervisory Board and its members are responsible for overseeing the Company's reporting process of the other information.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.
We have nothing to report in this regard.

Responsibilities of Management, the Audit & Supervisory Board and its members for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards, and for design and operating effectiveness of such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the appropriateness of use of the going concern basis of accounting in preparing the consolidated financial statements, and disclosing, as applicable, matters related to going concern in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards.
The Audit & Supervisory Board and its members are responsible for overseeing the performance of duties of management in design and operating effectiveness of the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our responsibilities are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an opinion in an independent auditor's report. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances when assessing the risks, while the purpose of the consolidated financial statement audit is not to express an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies and their applications which management adopted and the reasonableness of the accounting estimates and the appropriateness of the related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Assess whether the presentation of the consolidated financial statements and related notes are prepared in accordance with the latter part of Article 120 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by International Financial Reporting Standards, as well as whether the presentation, composition, and content of the consolidated financial statements and related notes properly present the transactions and accounting events on which the consolidated financial statements are based.
- Obtain sufficient and appropriate audit evidence about the financial information of the Company to express an opinion on the consolidated financial statements. The auditor is responsible for the direction, supervision, and implementation of the audit of the consolidated financial statements. The auditor is solely responsible for the audit opinion.

We communicate with the Audit & Supervisory Board and its members regarding, among other matters required by the auditing standards generally accepted in Japan, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide the Audit & Supervisory Board and its members with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards in order to remove or reduce the risk of matters which may deteriorate our independence.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company that is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

---

* Notes to the Readers of Independent Auditor's Report
This is an English translation of the Independent Auditor's Report as required by the Companies Act of Japan for the conveniences of the readers.

Independent Auditor's Report
(English Translation*)

May 3, 2023

To the Board of Directors of Toyota Motor Corporation

PricewaterhouseCoopers Aarata LLC
Nagoya office

Mami Kato, CPA
Designated limited liability Partner Engagement Partner

Kenji Tezuka, CPA
Designated limited liability Partner Engagement Partner

Takeshi Yamaguchi, CPA
Designated limited liability Partner Engagement Partner

Satoko Nakatani, CPA
Designated limited liability Partner Engagement Partner

Opinion

We have audited, pursuant to Article 436 (2) (i) of the Companies Act of Japan, the accompanying financial statements, which comprise the balance sheet, statement of income, statement of changes in net assets and notes to the financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the "Company") for the 119th fiscal year from April 1, 2022 to March 31, 2023.
In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and its financial performance for the period covered by the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements and the Supplementary Schedules* section of our report. We are independent of the Company in accordance with the ethical requirements in Japan that are relevant to our audit of the financial statements and the supplementary schedules, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its accompanying supplementary schedules. Management is responsible for the preparation and disclosure of the other information. In addition, the Audit & Supervisory Board and its members are responsible for overseeing the Company's reporting process of the other information.
Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.
We have nothing to report in this regard.

Responsibilities of Management and the Audit & Supervisory Board and its members for the Financial Statements and the Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for design and operating effectiveness of such internal control as management determines is necessary to enable the preparation of the financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements and the supplementary schedules, management is responsible for assessing the Company's ability to continue as a going concern and disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit & Supervisory Board and its members are responsible for overseeing the performance of duties of management in design and operating effectiveness of the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements and the Supplementary Schedules

Our responsibilities are to obtain reasonable assurance about whether the financial statements and the supplementary schedules as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements and the supplementary schedules.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances when assessing the risks, while the purpose of the audit of financial statements and the supplementary schedules is not to express an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies and their applications which management adopted and the reasonableness of the accounting estimates and the appropriateness of related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements and the supplementary schedules or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate whether the presentation and disclosures of the financial statements and the supplementary schedules are in accordance with accounting principles generally accepted in Japan, the overall presentation, structure and content of the financial statements and the supplementary schedules, including the disclosures, and whether the financial statements and the supplementary schedules represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Audit & Supervisory Board and its members regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit & Supervisory Board and its members with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards in order to remove or reduce the risk of matters which may deteriorate our independence.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

---

* Notes to the Readers of Independent Auditor's Report
This is an English translation of the Independent Auditor's Report as required by the Companies Act of Japan for the conveniences of the readers.

Audit & Supervisory Board's Report

Audit Report

The Audit & Supervisory Board has discussed and prepared this Audit Report based on the audit reports prepared by each of the Audit & Supervisory Board Members pertaining to the conduct of duties by Members of the Board of Directors of Toyota Motor Corporation during FY2023 extending from April 1, 2022 through March 31, 2023, and reports as follows.

1. Methods and contents of Audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board
   (1) Auditing method of the Audit & Supervisory Board
   The Audit & Supervisory Board determined the audit policies and audit plan, received a report from each Audit & Supervisory Board Member on the audit and its results, and received reports from Members of the Board of Directors and senior executives and Accounting Auditor on the execution of their duties.
   (2) Methods and contents of Audit by the Audit & Supervisory Board Members
   1) Based on the audit policies and audit plan adopted by the Audit & Supervisory Board, each Audit & Supervisory Board Member communicated with Members of the Board of Directors and senior executives and other Audit & Supervisory Board Members, collected information, developed an auditing environment, attended the Board of Directors' meetings and other important meetings, and received reports from Members of the Board of Directors and senior executives on the execution of their duties. The Audit & Supervisory Board Members also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Audit & Supervisory Board Members exchanged opinions and information with Members of the Board of Directors and senior executives and Audit & Supervisory Board Members of the subsidiaries, and received reports on business from them, as needed.
   2) Concerning the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of income, unconsolidated statements of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated statement of financial position, consolidated statements of income, consolidated statement of changes in equity, and notes to the consolidated financial statements), each Audit & Supervisory Board Member received reports from Members of the Board of Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Audit & Supervisory Board Members also received notice from the Accounting Auditor confirming that the "systems to ensure the appropriate execution of duties by the Accounting Auditor" (as described in each of the items of Article 131 of the Ordinance on Accounting of Companies) has been properly developed.

2. Results of Audit
   (1) Audit results concerning the business report and others
   1) The business report and supplementary schedules accurately represent the company's situation as required by laws and regulations and the Articles of Incorporation.
   2) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the execution of duties by Members of the Board of Directors.
   3) Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 of the Companies Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act) are appropriate. We have nothing to point out concerning the execution of duties by Members of the Board of Directors with respect to the internal control system.
   (2) Audit results concerning unconsolidated financial statements and supplementary schedules
   The auditing method of PricewaterhouseCoopers Aarata LLC, the Accounting Auditor, and the results of

the audit, are appropriate.

(3) Audit results of consolidated financial statements

The auditing method of PricewaterhouseCoopers Aarata LLC, the Accounting Auditor, and the results of the audit, are appropriate.

As stated in the business report, we will verify the company's efforts to regain the trust of our customers and to prevent recurrence in response to the misconduct in relation to its applications for certification at Hino Motors, Ltd. and Daihatsu Motors Co.,Ltd.

May 9, 2023

Audit & Supervisory Board of Toyota Motor Corporation

Full-time Audit & Supervisory Board Member Haruhiko Kato	Outside Audit & Supervisory Board Member Hiroshi Ozu
Full-time Audit & Supervisory Board Member Masahide Yasuda	Outside Audit & Supervisory Board Member George Olcott
Full-time Audit & Supervisory Board Member Katsuyuki Ogura	Outside Audit & Supervisory Board Member Ryuji Sakai

Note: As Outside Audit & Supervisory Board Member Ms. Yoko Wake resigned on November 30, 2022, Substitute Audit & Supervisory Board Member Mr. Ryuji Sakai was appointed as Outside Audit & Supervisory Board Member effective the following day. He audited matters dating before his appointment by receiving reports from other Audit & Supervisory Board Members and related personnel, inspecting related materials and other means.

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Organizational Structure (as of April 2023)

Koji Sato
President
Chief Executive Officer

Operating Officers

Hiroki Nakajima
Executive Vice President
Chief Technology Officer

Yoichi Miyazaki
Executive Vice President
Chief Financial Officer
Chief Competitive Officer

Tetsuo Ogawa
North America Region
(Chief Executive Officer)

Tatsuro Ueda
China Region
(Chief Executive Officer)

Jun Nagata
Chief Communication Officer

Simon Humphries
Chief Branding Officer

Kazuaki Shingo
Chief Production Officer

Head Office*1

Takahiro Ishijima*2
Toyota ZEV Factory
(Chief Officer)

Kyogo Onoue
TPS Group
(Chief Officer)

Jun Nagata
External & Public Affairs Group
(Chief Officer)

Toshiyuki Hibi
Information Systems Group
(Chief Officer)

Hiroyoshi Korosue
Sales Financial Business Group
(Chief Officer)

Shinji Miyamoto
Global Chief Quality Officer
Customer First Promotion Group
(Chief Officer)

Nobuhiko Koga
Frontier Research Center
(President)

Isao Nakanishi
Business Development Group
(Chief Officer)

Takanori Azuma
Chief Human Resources Officer
General Administration & Human Resources Group
(Chief Officer)

Masahiro Yamamoto
Accounting Group
(Chief Officer)

Kazunari Kumakura
Purchasing Group
(Chief Officer)

Takahiro Imura
Production Group
(Chief Officer)

Business Unit

Region

Tetsuo Ogawa
North America Region
(Chief Executive Officer)

Yoshihiro Nakata
Europe Region
(Chief Executive Officer)

Shigeki Tomoyama
Japan Sales Business Group
(Chief Officer)

Tatsuro Ueda
China Region
(Chief Executive Officer)

Masahiko Maeda
Asia Region
(Chief Executive Officer)

Akitoshi Takemura
East Asia, Oceania & Middle East Region
(Chief Executive Officer)

Masahiro Inoue
Latin America & Caribbean Region
(Chief Executive Officer)

Product

Hirofumi Inoue
Advanced R&D and Engineering Company
(President)

Keiji Kaita
Carbon Neutral Advanced Engineering Development Center
(President)

Takero Kato
Vehicle Development Center
(President)

Kazuaki Shingo
Toyota Compact Car Company
(President)

Hiroki Nakajima
Mid-size Vehicle Company/CV Company
(President)

Takashi Watanabe
Lexus International Company
(President)

Mitsumasa Yamagata
Powertrain Company
(President)

Yoshihito Kondo
Production Engineering Development Center
(President)

Keiji Yamamoto
Connected Company
(President)

Tomoya Takahashi
GAZOO Racing Company
(President)

Yoshiyuki Takai
Emerging-market Compact Car Company
(President)

Fellow

Takeshi Uchiyamada
Executive Fellow

Mitsuru Kawai
Executive Fellow
Oyaji

Koji Kobayashi
Executive Fellow
Banto
Chief Risk Officer
Chief Compliance Officer

Shigeki Terashi
Executive Fellow

Shigeki Tomoyama
Executive Fellow

Gill A. Pratt
Chief Scientist and Executive Fellow for Research

Keiji Yamamoto
Senior Fellow
Chief Information & Security Officer
Chief Product Integration Officer

Yumi Otsuka
Senior Fellow
Chief Sustainability Officer

Notes: <As of May 15, 2023 (scheduled)>
*1 BEV Factory (President: Takero Kato) is scheduled to be newly established.
*2 Scheduled to assume the position of President, Vehicle Development Center